BALLARAT GOLDFIELDS NL
WOOLSHED GULLY DECLINE
FIXED & VARIABLE CONTRACT
No: M11

FORM OF AGREEMENT
THIS FORMAL INSTRUMENT OF AGREEMENT is made on the 30th day of June 2005.
BETWEEN:
Ballarat Goldfields NL (ACN 006 245 441) (the “Company”) of 10 Woolshed Gully Drive, Mt Clear, Victoria 3350; and
Pybar Mining Services Pty Ltd (ACN 060 589 433) (the “Contractor”) of 33 Mathews Street, Parkes, New South Wales 2870.
WHEREAS:
(A) The Company is Ballarat Goldfields NL.
(B) The Company is undertaking the development and mining of the gold deposit at the Ballarat East Project.
(C) The Company requires the carrying out of mining at the Ballarat East Project together with associated civil works under a fixed and variable contract arrangement.
(D) The Contractor has submitted rates for the undertaking of mining and associated civil works and has warranted and represented to the Company that it has significant knowledge and experience with the carrying out of mining and civil works which are similar to the proposed works to be undertaken at the Ballarat East Project and has significant experience and knowledge in carrying out such operations.
(E) The Contractor has been given access to data and information pertaining to the work to be carried out under the Contract and has examined and made its own expert interpretation as to the adequacy of this data and information.
(F) In reliance on the warranty and representation in recitals D and E above the Company agrees to engage the Contractor to undertake the Works under the Contract, and the Contractor agrees to undertake that Work as required by the Company, on the terms and conditions set out in the Contract.
IT IS AGREED that:
1.1.1	The following documents comprise the Contract between the parties:
(a)	this Form of Agreement;

(b)	Special Conditions;

(c)	General Conditions;

(d)	Scope of Work;

(e)	Specifications;

(f)	Schedules; and

(g)	Drawings.
1.1.2	The Contract constitutes the entire, final and concluded agreement between the Company and the Contractor relating to the execution of the Works. All previous contracts specifically contract number M08, statements, agreements, warranties, representations and correspondence in relation to the Works, except to the extent expressly incorporated into and forming part of the Contract, are superseded and shall have no effect.

1.1.3	The Contractor shall commence, perform and complete the Works in accordance in all respects with the terms and conditions set out in the Contract and will perform, comply with and observe all the terms and conditions, stipulations and requirements expressed or reasonably to be inferred from the Contract to be performed, complied with or observed by the Contractor.

1.1.4	In consideration of the Contractor performing such Works in accordance with the Contract, the Company shall, in accordance with the provisions of the Contract, pay to the Contractor the Contract Price at the times and in the amounts specified in the Contract.

1.1.5	The Contractor shall commence the Works on 1 July 2005 and finish the Works by 30 June 2008.

1.1.6	The Contractor acknowledges that it has not been induced to enter into the Contract by any representation or statement by the Company or its or their representatives.

1.1.7	Words and expressions used in this Form of Agreement and the Contract which are defined in the General Conditions have the same meaning in this agreement and the Contract as set out in the General Conditions, unless the context otherwise requires or unless elsewhere defined.
EXECUTED on the date hereinbefore specified.

THE COMMON SEAL of
Ballarat Goldfields NL	)
was	)
affixed to this document in the presence of:	)

Director/Secretary	Director

Name (please print)	Name (please print)

THE COMMON SEAL of
Pybar Mining Services Pty Ltd	)
was	)
affixed to this document in the presence of:	)

Director/Secretary	Director

Name (please print)	Name (please print)

SPECIAL CONDITIONS OF CONTRACT
(FIXED & VARIABLE)

1.	EARLY TERMINATION

1.1	Compensation

The Company may at any time, in its absolute discretion, exercise the option of early termination of the Contract in whole or in part by giving the Contractor three month’s prior written notice to that effect.

As a result of this early termination, the Company shall pay to the Contractor the amount stated in Schedule L. The compensation amount stated in Schedule L shall be the total amount of compensation paid by the Company to the Contractor on early termination and no other compensation will be paid by the Company to the Contractor for early termination.

1.2	Plant & Equipment

In the event of completion of the contract or early termination, the Company shall commit to pay the written down value at the time of completion or early termination on the Plant & Equipment that was purchased new during the Term of the Contract and is required for its Site except where this Plant and Equipment has already been fully purchased by the Company over the Contract Period.

The Company may purchase any of the Contractor’s Plant & Equipment that was established or existing on the Site prior to commencement of the Contract. The purchase of that Plant & Equipment will be at the price agreed between the Company and the Contractor at the time of completion or termination of the Contract.

If the Company does not want the Plant and Equipment due to the age or condition of a particular item/s of Plant & Equipment listed in the Schedules, the Contractor will take all action necessary including sale and/or disposal, termination of purchase agreements such as hire purchase contracts, reallocation of the Plant and Equipment to other contract work, etc. to minimise any additional payment required to be made by the Company to the Contractor. In all cases, payment to the Contractor shall not exceed two month of fixed and/or variable cost from the date of written notification to the Contractor by the Company’s Representative that the particular item/s of Plant & Equipment are surplus to the Company’s requirements.

1.3	Contract Personnel

In the event of completion of the contract or early termination, the Company may at its sole discretion exercise an option to employ the Contract Personnel required for its needs that are employed by the Contractor. The details of any offer such as pay rates, leave entitlement, other benefits, etc. will be discussed and finalised if the option is exercised by the Company.

1.4	Goods, Materials, Consumables and Spare Parts

In the event of completion of the contract or early termination, the Company commits to purchase from the Contractor all the Goods, materials, consumables and spare parts owned and held by the Contractor on the Site at the price paid for these items plus the cost of freight to the Site, provided the Goods, material, consumables and spare parts are in a new and usable condition and have been stored in an acceptable location and standard. The Company, in consultation with the Contractor, shall jointly judge whether the Goods, material, consumables or spare parts are in a usable condition.

If the Company wishes to purchase from the Contractor partly used or worn Goods, materials, consumables and/or spare parts then a fair price shall be agreed between the Company and the Contractor for Goods, materials, consumables and spare parts taking into account their condition at the time of purchase.

The Company reserves the right to reject payment for any item of Goods, material, consumables or spare parts that are incompatible with or are not required for the Plant and Equipment and/or mining method in use at the Site at the time of the contract completion or early termination.

For avoidance of doubt and as examples, the Company will not purchase spare parts for a piece of Plant that was either scheduled for disposal or was disposed of prior to the notification of early termination. The Company reserves it right not to purchase Goods, material, consumables or spare parts that have passed their use by date and therefore maybe ineffective when utilised.

The Company reserves the right, during the Term of the Contract, to instigate at any time the replacement of any of the Goods, material or consumables supplied by the Contractor in the performance of the Works with Company supplied Goods, material or consumables. If the Company exercises the right to supply these items then the Company will not be required to pay a profit or margin to the Contractor. These items will be supplied to the Contractor on a free of charge basis and the Contractor shall adjust rates contained within the Schedules to reflect the reduction in cost.

If the Company does supply Goods, material or consumables on a free of charge basis and during the remaining Contract Period these Goods, materials or consumables are subject to excessive wastage caused by an act of negligence by the Contract Personnel then the Company will deduct from the monthly Progress Claim the actual cost of the Goods, material or consumables that are damaged.

1.5	Minor Plant

In the event of completion of the contract or early termination, where the Company is preparing to continue its mining operation at the Site as an owner operator, the Company may wish to purchase from the Contractor any minor plant such as workshop equipment that has not already been purchased with other minor Plant & Equipment listed in Schedule D. The Contractor will make available to the Company a complete list of all minor plant available on the Site along with the condition and price of each item of minor plant. The Company and/or the Contractor shall not be bound to purchase/sell all or any of the minor plant listed.

2.	PRIME CONTRACTOR STATUS

The Contractor is regarded as the prime contractor for all the Work to be completed under this Contract and during the Term of the Contract. The Contractor’s primary duties of underground ore or waste development involving conventional jumbo mining, loading and truck haulage, road grading, road watering, installing or replacement of mine services, development pumping, secondary ventilation, electrical reticulation, installation of ground support, maintenance of the Contractor’s Plant & Equipment, supply of Contract Personnel and mine supervision will not be completed by another contractor without the agreement of the Contractor.

Any additional work and/or mining methods required on the Site during the Term of the Contract such as raiseboring, hand held raising, alimak raising or mining, diamond drilling, roadheader, underground construction and fabrication, etc may not be offered to the Contractor.

Unless operational needs dictate otherwise as determined by the Company’s Representative in his absolute discretion, the Contractor shall be given priority over all other contractor’s work undertaken in the mine.

3.	CALCULATION OF PROGRESS CLAIM

The monthly Progress Claim will be calculated using the following formula:
PC = P x (M + FC + VC + OF + AV + D)
Where,
•	PC is the total value of the monthly Progress Claim;

•	P is the Profit as calculated below utilising Schedule M;

•	M is the total cost of any Mobilisation that occurs during the month due to a change in Contract Personnel numbers or Plant & Equipment and is approved by the Company’s Representative;

•	FC is the Fixed Costs of the items listed in Schedule A which are overheads, site management and minor plant and Schedule E which is the Contractor’s major Plant & Equipment and Schedule F which is the Contract Personnel;

•	VC is the Variable Costs of the items listed in Schedule B which are the variable development services rates and ground support costs;

•	OF is the One Off – Plant & Equipment Purchase items listed in Schedule D;

•	AV is the cost of any Approved Variations that the Company’s Representative may authorise during the month which may include additional cost items such as explosives or other consumables purchased for the Site; and

•	D is the total cost of any Demobilisation that occurs during the month due to a change in Contract Personnel numbers or Plant & Equipment and is approved by the Company’s Representative.
The Profit (P) will be calculated monthly and is based upon the achievement of the Monthly Performance Parameters contained in Schedule M.

An achievement of 80% of the maximum total score (i.e. a raw score of 240) as outlined in Schedule M, will result in the Contractor being paid at the base level of profit which is 5%. The profit will decrease linearly from 5% at 80% of the maximum total score to 0% at 60% (i.e. a raw score of 180) of the maximum total score. A score of below 60% would attract 0% profit. The profit will also increase linearly from 5% at 80% of the maximum total score to 10% when a 100% of the maximum total score is achieved.

For the month of July 2005 while the Monthly Performance Parameters are being established and assessed, the profit level will remain at a fixed 5%.

4.	CONTRACT RATES ADJUSTMENT

The Contract does not have a mechanism for periodic rise & fall based on recognised industry indices or significant events. Therefore, if at any time during the Term of the

Contract, the Contractor or the Company become aware of an event or change that they believe will alter the cost of Contract Personnel, Plant & Equipment, Goods, material or spare parts as stated in the Contract Schedules then either party shall notify the other in writing of the justification and the magnitude of the estimated change to the Contract rates. The Company’s Representative will make a determination as to the validity and justification for the change and act accordingly to either adjust or partly adjust or leave on hold the Contract rates as shown in the Schedules.

At any time during the Term of the Contract, the Contractor can notify the Company’s Representative in writing of any change that they believe is required to the rates contained in Schedules due to a change in circumstances or conditions at the Site. These changes may include but are not limited to, additional Plant & Equipment numbers/types that are not listed in the Schedules or the names and proposed pay rates for new Contract Personnel or changes in status and pay rate of any of the Contract Personnel or changes to the ground support items listed in the Schedules, etc. The Company’s Representative will make a determination as to the validity and justification for the change and notify the Contractor in writing of their decision.

5.	CONTRACT REVIEWS

Every three (3) months from the Commencement Date of the Contract, the Company and the Contractor shall meet in a forum where a review of the performance of each party for the previous three (3) months under the Contract can be examined and assessed.

This review will examine in particular the appropriateness of the Monthly Performance Parameters as stated in the Schedules as a measure of the Contractor’s performance, the results of ground support testing and quality assessments, the performance, appropriateness and numbers of the Contract Personnel, Plant & Equipment and Goods, any results with respect to safety, productivity and costs and any subsequent alterations required to the Plans and any direct or indirect factors or events that may adversely affect the performance of the Contract.

6.	CONTRACT PERSONNEL

In addition to the provisions with respect to Contract Personnel that are contained within the General Conditions, the Contractor shall not remove from the Site any Contract Personnel for any reason without the prior written request or approval of the Company’s Representative to do so.

GENERAL CONDITIONS
(FIXED & VARIABLE)

TABLE OF CONTENTS

1. DEFINITIONS AND INTERPRETATION	8

1.1 Definitions	8
1.2 Other definitions	14
1.3 Other Parts of Contract	15
1.4 Interpretation	15

2. CONSTRUCTION AND WAIVER	15

2.1 Entire agreement	15
2.2 Severance	16
2.3 Interpretation	16
2.4 Dimensions	16
2.5 Non-waiver	16

3. CONTRACTOR’S INVESTIGATIONS	16

3.1 Site Inspection	16
3.2 Not Used	17
3.3 Contractor’s Acknowledgments	17
3.4 Contractor’s Liability to Perform	18
3.5 Latent Conditions	18

4. DRAWINGS	19

4.1 Proprietorship	19
4.2 Amendments	19
4.3 Alterations by Contractor	19
4.4 Site Changes	19
4.5 Performance of Works	19

5. DISCREPANCIES AND ITEMS NOT EXPRESSED	19

5.1 Order of Precedence	19
5.2 Not Used	20
5.3 Changes to Dimensions	20
5.4 Contractor to advise Company’s Representative	20
5.5 Contractor’s Responsibilities	20

6. ACCESS AND POSSESSION OF THE SITE	21

6.1 Pre-conditions	21
6.2 Date of Access and Possession	21
6.3 Commencement of Works on Site	21
6.4 Non-exclusive Possession	21
6.5 Delay in Access	21
6.6 Co-ordination with Other Contractors	22
6.7 Use by Company and Others	22
6.8 Shut Downs	22

7. SET OUT	22

7.1 Surveying	22
7.2 Correct Setting Out	23

8. CONTRACTOR’S RESPONSIBILITIES FOR THE SITE, PLANT AND EQUIPMENT	23

8.1 Contractor’s Responsibilities for Site	23
8.2 Partially Complete Work	23
8.3 Work in Progress	23
8.4 Emergency Work	24
8.5 Utilities	24
8.6 Rubbish, water and excavated materials	24
8.7 Fire Risk	25
8.8 Off-Site Responsibility	25

9. REPRESENTATIVES AND DIRECTIONS	25

9.1 Company’s Representative	25
9.2 Company Representative’s Delegates	26
9.3 Contractor’s Representative	26
9.4 Consents and Approvals	27
9.5 Company’s Directions	27

10. CONTRACT PROGRAMME	27

10.1 Contract Programme	27
10.2 Behind Programme	28

11. LAWS	28

11.1 Applicable Law	28
11.2 Compliance with Laws	28
11.3 Permits and Licences	29
11.4 Copies of Approvals	29

12. INTELLECTUAL PROPERTY RIGHTS	29

12.1 Rights and Contractor’s Expense	29
12.2 Copyright	30
12.3 Corrective Work	30
12.4 Notification of Claims	30

13. NOT USED	30

14. PAYMENT	31

14.1 Progress Payments	31
14.2 Procedure for Approval of Progress Claims	31
14.3 Calculation of Progress Payment	31
14.4 Payment of Progress Claims	31
14.5 Access to Contractor’s Records	32
14.6 Payment	32
14.7 Not Used	32
14.8 Not Used	32
14.9 Payment on Account	32
14.10 Disputed Amounts	32

15. SUB-CONTRACT	32

15.1 Approved by Company	32
15.2 Payment of Sub-Contractor/Nominated Sub-Contractor	33
15.3 Contractor’s Responsibility	33

15.4 Conditions of Sub-Contract	33

16. ACCOUNTS AND RECORDS	33

16.1 Maintenance at Site	33
16.2 Audit	33
16.3 Overpayments	34

17. DEDUCTIONS	34

17.1 Not Used	34
17.2 Wages	34
17.3 Statutory Declaration	34

18. CONTRACTOR’S INSURANCE	34

18.1 Contractor’s Policies	34
18.2 Approval of Policies	36
18.3 Failure of Contractor to Insure	36

19. INDEMNITY	37

19.1 Personal Injury and Property Damage	37
19.2 Inadequacy of drawings and other documents	37
19.3 Indemnity	37
19.4 Pollution	37
19.5 Industrial Relations	38

20. WORKS, PLANT AND EQUIPMENT AND GOODS	38

20.1 Contractor to Supply	38
20.2 Condition and Location	38
20.3 Standards	38
20.4 Removal from Site	39
20.5 Owner of Plant and Equipment	39
20.6 Works, Plant and Equipment and Temporary Works	39
20.7 Labelled	40
20.8 Exclusive use of Company’s Supplied Items	40
20.9 Company’s Liability	40
20.10 Default by Suppliers No Relief	40
20.11 Inspection	40
20.12 Inspection Certificates	40
20.13 Maintenance Records	41
20.14 Mobile Plant	41

21. GOODS	41

21.1 Handling and Storage	41
21.2 Delivery to Site	41
21.3 New Goods	41
21.4 Inferior Work	41
21.5 Unused Goods	42
21.6 Co-operation with other Contractors	42
21.7 Supply of Goods by Company	42
21.8 Removal from Storage	42
21.9 Contractor’s Responsibility	42
21.10 Loss or Damage	43

22. INDUSTRIAL RELATIONS	43

22.1 Contractor Responsible for Industrial Relations	43
22.2 Labour Reports	43
22.3 Control of Contract Personnel	44
22.4 Access to Site	45
22.5 Vehicle Access	45
22.6 Content of Induction Programme	45
22.7 Operations at Site	46
22.8 Privacy Act 1988	46

23. SAFETY	46

23.1 Safe working practices	46
23.2 Compliance with Directions Concerning Applicable Laws	47
23.3 Access	47
23.4 First Aid	48
23.5 Emergency Response Plan	48
23.6 Incident reports	48
23.7 Details	49
23.8 Company’s inspection	49

24. ENVIRONMENTAL PROTECTION	49

24.1 Preservation of flora and fauna	49
24.2 Compliance	50
24.3 Heritage	51
24.4 Rehabilitation of Disturbed Ground	51
24.5 Community Relations	52

25. TESTS	52

25.1 Contractor’s Tests	52
25.2 Company’s Tests	52
25.3 Cost of Tests	52
25.4 Notice of Test	52
25.5 Delays	53
25.6 Repeat of Test	53
25.7 Rectification work	53
25.8 Failure to carry out Tests	53

26. SUPERVISION AND INSPECTION	53

26.1 Company’s authority	53
26.2 Access by Company	53
26.3 Re-performance	54
26.4 Inspection	54
26.5 Contractor’s Assistance	54
26.6 Contractor’s responsibility	54

27. VARIATIONS	54

27.1 Circumstances	54
27.2 Continuation of the Works	55
27.3 Not Used	55
27.4 Variation Procedure	55

28. NOT USED	55

29. PRACTICAL COMPLETION	55

29.1 Certificate of Practical Completion	55
29.2 Company’s rights on Practical Completion	56
29.3 Contractor’s rights on Practical Completion	56

30. FINAL COMPLETION	56

30.1 Time	56
30.2 Notification	56
30.3 Final payment claim	57
30.4 Certificate of Final Completion	58

31. EFFECT OF CERTIFICATE	58

31.1 Certificate of Final Completion	58

32. GUARANTEE AND MAINTENANCE	58

32.1 Guarantees	58
32.2 Remedial work	58
32.3 Notification	58
32.4 Further Tests	59
32.5 Failure to remedy	59
32.6 Additional Remedies	59
32.7 Trade warranties	59
32.8 Failure to Perform Remedial Work	59
32.9 Exchange of Release Certificates	59

33. SUSPENSION OF WORK	60

33.1 Notice	60
33.2 Compensation	60
33.3 Recommencement	60

34. INDEPENDENT CONTRACTOR	60

34.1 Status	60
34.2 Best Practice	60
34.3 Local Labour and Services	60

35. DEFAULT BY CONTRACTOR	61

35.1 Events	61
35.2 Notice	61
35.3 Failure to remedy	61
35.4 Termination of Contract	62
35.5 Costs of Works	63
35.6 Company’s other rights	63

36. INSOLVENCY OF CONTRACTOR	63

36.1 Notification	63
36.2 Company’s rights	63
36.3 Exercise of option	64

37. COMPANY’S DEFAULT	64

37.1 Contractor’s rights	64
37.2 Limitation of damages	64

38. NOT USED	64

39. CONFIDENTIALITY	64

39.1 Confidentiality	64
39.2 Use of Information	65
39.3 Return of Information	65
39.4 Other parties	65
39.5 Publicity	66
39.6 Photography and signs	66

40. ASSIGNMENT	66

40.1 Approval by Company	66
40.2 Contractor’s Responsibility	66

41. DISPUTE RESOLUTION	67

41.1 Settlement of Disputes	67
41.2 Senior Representatives Meeting	67
41.3 Reference to Court	67

42. NOTICES	67

42.1 Writing	67
42.2 Means of service	67
42.3 Effective service	67
42.4 Alteration of Addresses	68

43. PLANS	68

43.1 Plan Submission	68
43.2 Compliance with Plans	68
43.3 Company’s Directions	68
43.4 Revision on direction by Company	68
43.5 Non-Conformance	68
43.6 Failure to comply with Plans	69
43.7 Effect of Approval	69
43.8 Review of Plans to ensure continuous improvement	69

44. TAXATION	70

44.1 Supply of Information	70
44.2 Liability	70
44.3 Tax Exemptions	70
44.4 Withholding Tax	71
44.5 Indemnity	71
44.6 GST	71

1.	DEFINITIONS AND INTERPRETATION

1.1	Definitions

In these General Conditions and elsewhere in the Contract unless a contrary intention appears:

“Applicable Standard” means a design or work standard applicable to the carrying out of the Works as specified in the Scope of Work or the Specifications.

“Applicable Law” means the laws, regulations, subordinate legislation, directions or notices issued by any statutory authority, in each case whether Commonwealth or State, having jurisdiction or applying in Victoria, Australia from time to time;

“Banker’s Undertaking” means an unconditional irrevocable undertaking in a form approved by the Company.

"Certificate of Final Completion” means the certificate issued by the Company pursuant to clause 30.4.

“Certificate of Practical Completion” means a certificate of practical completion issued in accordance with clause 29.1.

“Claim Period” has the meaning as defined in clause 14.1.

“Commencement Date” means the date upon which the Works are to commence as provided in the Contract Programme.

“Communication” bears its normal meaning and includes any notice, invoice, certificate, approval, appointment of representative, report, authorisation, claim or any other communication made or issued pursuant to a provision of the Contract.

“Company” means the company identified in the Form of Agreement as the Company and includes its successors and assigns.

“Company Supplied Plant and Equipment” means any plant and equipment supplied to the Contractor by the Company for the carrying out of the Works.

“Company Supplied Goods” means any goods supplied to the Contractor by the Company for the carrying out of the Works.

“Company’s Representative” means the person for the time being appointed in writing by the Company to act for and on behalf of the Company and as directed by the Company in the administration of the Contract and if no such person has been appointed it shall mean the Company.

“Completion Date” means the Date of Practical Completion.

“Contract” means the agreement evidenced and constituted by the Form of Agreement and the other documents specified in clause 5.1.

“Contract Period” means the period commencing on the Date of this Contract and concluding on the date on which the Company issues the Certificate of Final Completion.

“Contract Personnel” means any personnel engaged by the Contractor, including its agents, consultants, invitees, Sub-Contractors and any employee, agent, consultant or invitee of any Sub-Contractor, in performing the Works and its other obligations under the Contract.

“Contract Price” means the aggregate of all sums payable to the Contractor in respect of the Works under the Contract.

“Contract Programme” means the programme for the performance of the Works as included in the Schedules and as amended from time to time in accordance with the Contract.

“Contract Value” means the monies payable by the Company to the Contractor for the carrying out of the Works calculated in accordance with the Schedule of Rates.

“Contractor” means the person so identified in the Form of Agreement and includes its successors and permitted assigns and, where it is not inconsistent with the context, also includes its employees, agents, consultants and invitees.

“Contractor’s Major Plant and Equipment” means the major items of plant and equipment to be supplied by the Contractor and to be mobilised to Site as described in the Contractor’s Resource Schedule as varied and amended from time to time in accordance with this Contract;

“Contractor’s Representative” means the person appointed pursuant to clause 9.3.

“Contractor’s Major Plant & Equipment Schedule” means the schedule of the Contractor’s Major Plant and Equipment forming part of the Schedules as varied and amended from time to time in accordance with this Contract.

“Contractor’s Personnel Schedule” means the schedule of the Contract Personnel to be mobilised to Site forming part of the Schedules as varied and amended from time to time in accordance with this Contract.

“Cost” means expenditure reasonably and necessarily incurred or to be incurred by the Contractor, whether on or off the Site, including overhead and similar charges but does not include profit.

“Date For Final Completion” means the date on which the Contractor is to bring the Works to Final Completion as specified in clause 30.1.

“Date of Final Completion” means the date on which the Company issues the Certificate of Final Completion.

“Date of Practical Completion” means the date on which the Company issues the Certificate of Practical Completion.

"Date of this Contract” means the date upon which the last party executes the Form of Agreement.

“Datum Point” includes any survey peg, bench mark, reference mark, signal, alignment, level mark or other mark used or intended to be used for the purpose of setting out or measuring the Works.

“Drawings” means the drawings identified as such and forming part of the Schedules and any modification of such drawings notified to the Contractor by the Company and includes any other drawings or revisions from time to time the use of which is directed or approved in writing by the Company for the purposes of the Contract.

“Environmental Management Plan” means the environmental management plan, if any, to be developed by the Contractor as part of the Works.

“Estimated Contract Price” means the sum specified as such in the Schedule.

“Final Completion” means that stage in the performance of the Works when:
(a)	the Works have been completed to the satisfaction of the Company, in accordance with the Contract;

(b)	copies of documents referred to in clause 11.4 have been delivered to the Company’s Representative;

(c)	all relevant engineering, survey, quality assurance, health, safety and environmental documents and data have been delivered to the Company;

(d)	all Drawings have been delivered to the Company in accordance with clause 4.1;

(e)	all Tests which the Contractor is required to perform have been carried out, passed and Test results have been submitted in each case in accordance with clause 25;

(f)	all matters, omissions and defects specified in any notice provided pursuant to clauses 30.3.3 and 30.3.6 have been completed or made good;

(g)	the Contractor has complied with the rehabilitation requirements of the Contract where disturbance has occurred to topsoil, vegetation or fauna;

(h)	all Plant and Equipment and unused Goods required to be demobilised and removed from Site have been removed in accordance with the Company’s directions and the Site is in a clean and tidy condition fit for immediate use and occupation.

“Force Majeure” means:
(a)	war, whether declared or not, revolution or act of public enemies;

(b)	riot or civil commotion;

(c)	any national or area wide:
(i)	strike;

(ii)	lockout or stoppage;

(iii)	work ban;

(iv)	restraint of labour;

(v)	go-slow; or

(vi)	other national or state wide industrial dispute
which results in a stoppage to the carrying out of the Works for more than 7 consecutive days and is not caused, directly or indirectly, by any action of the Contractor, whether on the Site or elsewhere;
(d)	act of God

(e)	fire, flood, storm, tempest, earthquake, volcanic eruptions and washaway; or

(f)	any other cause not reasonably within the control of the affected party.
“Form of Agreement” means the formal executed instrument of agreement which has attached to it these General Conditions and all other Sections containing all other documents comprising the Contract.

“General Conditions” means these General Conditions of Contract contained as Section 2 of the Contract.

“Goods” means any goods, materials, supplies, equipment, fuel and other things used or consumed by the Contractor in performing the Works or to be incorporated in or which become part of the Works but does not include the Contractor’s Plant and Equipment.

“Indemnitees” means the Company and its officers, agents and employees.

“Half-Year” means the 6 month period commencing on 1 July or 1 January in any year during the Term.

“Human Resources Management Policy” means the human resources management policy, if any, to be developed by the Contractor as part of the Works.

“Induction Programme” means the induction programme for Contract Personnel prepared by the Contractor and approved by the Company pursuant to clause 22.6.

“Information” means the information referred to in clause 39

“Latent Condition” means any physical condition encountered below the ground which differs materially from the physical condition the Contractor could have reasonably anticipated at or prior to the Date of this Contract after consideration of:
(a)	all information provided by the Company to the Contractor;

(b)	the enquiries a competent contractor experienced in providing the Works could have expected to have made at or prior to the Date of this Contract to assess the risks associated with the provision of the Works including without limitation, the matters referred to in clauses 3.1 and 3.2; and

(c)	an inspection of the Site and its surroundings prior to the Date of this Contract;
but does not include any variation found anywhere across the Site in the grade of ore or the location of waste and ore.

“Maintenance Plan” means the maintenance plan, if any, to be developed by the Contractor as part of the Works.

“Mine Management Plan” means the mine management plan, if any, to be developed by the Contractor as part of the Works.

“Plans” means each of the Environmental Management Plan, Human Resources Management Policy, Maintenance Plan, Mine Management Plan, QA Plan and Safety Plan.

“Plant and Equipment” means the Contractor’s Major Plant and Equipment and any other appliances, equipment, machinery, materials, plant, temporary and transportable buildings, tools, sheds, supplies and other things (including scaffolding when not in use) used for or in connection with the performance of the Works or the Temporary Works, including the Company Supplied Plant and Equipment, but does not include Goods.

“Practical Completion” means that stage in the carrying out and completion of the Works when:
(a)	the Works are completed except for any defects or omissions which the Company believes will not interfere with the future operation of the mine or the Works;

(b)	those Tests which are required by the Contractor to be carried out and passed before the Works reach Practical Completion have been carried out and passed; and

(c)	documents and other information required under the Contract which, in the Company’s opinion, are essential for the use, operation and maintenance of the Works have been supplied;
“Production Rate” means the rate or rates at which the Contractor is to mine ore and associated waste rock as varied from time to time in accordance with the Contract.

“Production Year” means a calendar year commencing on the Commencement Date and ending 12 months thereafter or each 12 month period thereafter, as the case may be.

“Progress Claim” means a claim made by the Contractor pursuant to clause 14.1.

“Progress Payment Certificate” has the meaning given to that term in clause 14.2.1(b).

“Project” means the project as defined in the Form of Agreement.

“QA Plan” means the quality assurance plan, if any, to be developed by the Contractor as part of the Works.

“QA Plan Representative” means the person appointed to act for and on behalf of the Contractor in the establishment, implementation and maintenance of the QA Plan.

“Quality Management” means all activities of the overall management function that determine objectives, responsibilities and the intentions and directions of the Contractor with regard to its ability to satisfy the Company’s requirements and implement and maintain those objectives, responsibilities and requirements within the Quality System by means including quality planning, quality control, quality assurance and quality improvement.

“Quality System” means the organisational structure, procedures, processes and resources necessary to establish, implement and maintain Quality Management and comply with the requirements of the specified system and any requirements directed by the Company.

“Quarter” means a continuous period of 3 calendar months.

“Rights” means any patent, design, trademark, name, copyright or other protected right.

“Safety Management System” means the organisational structure, procedures, processes and resources necessary to establish, implement and maintain a working environment in which Contract Personnel so far as is practicable are not exposed to anything that may result in injury to the person or harm to the health of the person and which complies with all Laws and Australian Standards.

“Safety Plan” means the safety plan, if any, to be developed by the Contractor as part of the Works.

“Schedule of Rates” means the rates and prices set out in the Schedules.

“Schedules” means the schedules contained in Section 3 of the Contract.

“Scope of Work” means the document entitled “Scope of Work” contained in Section 4 of the Contract which describes expressly or by necessary implication the scope of the work which may be required to be carried out pursuant to this Contract.

“Site” means areas designated in the Contract for the performance of the Works.

“Special Conditions” means the Special Conditions of the Contract, if any, contained as Section 1 of the Contract.

“Sub-Contractor” means any person engaged by the Contractor to perform any part of the Works on behalf of the Contractor and includes, where it is not inconsistent with the context, each of their employees, agents, consultants and invitees.

“Temporary Works” means work of a non permanent nature to be performed on the Site in order to enable the Works to be performed but does not include Plant and Equipment or Goods.

“Term” means the period commencing on the Commencement Date and ending on the Date of Final Completion unless terminated earlier pursuant to the terms of this Contract.

“Test” includes any test prescribed by the Contract or otherwise necessary or desirable in order to ensure that the Works comply with the Contract and have been properly performed and includes examining, measuring quantities, taking samples and specimens, their transportation to the place where they are to be tested, preparation of materials and work for testing and the compilation of, and preparation of a report on, the test results.

“Variation” means any change to the Works or other matter referred to in clause 27.1.1 or other matter which, pursuant to the Contract, a Variation Adjustment may be claimed pursuant to clause 27.4.

“Variation Adjustment” has the meaning as defined in clause 27.4;

“Works” means the whole of the work to be performed by the Contractor pursuant to and in accordance with the Contract including, without limitation, the work described in the Scope of Work and any variations authorised in accordance with the Contract;

1.2	Other definitions

Other words and phrases may be defined elsewhere in the Contract.

1.3	Other Parts of Contract

References to a clause in any section or part of the Contract is a reference to a clause in that same section or part except where the clause reference is preceded by one of the following terms which shall be a reference to the section or part of the Contract as follows:

“GC” is a reference to the General Conditions;

“SC” is a reference to the Special Conditions.

1.4	Interpretation
1.4.1.	Clause and sub-clause headings shall not be used in the interpretation or construction of the Contract.

1.4.2.	Words in the singular include the plural and vice versa and words importing any gender include any other gender.

1.4.3.	All measurements used in the Contract are in metric units unless the context requires otherwise.

1.4.4.	Reference to perform includes execute, provide, supply, erect, do, rectify and complete and performance has a corresponding meaning.

1.4.5.	Reference to a person includes a firm, body corporate or unincorporated and a government instrumentality as well as a natural person.

1.4.6.	Reference to a day means a calendar day.

1.4.7.	Reference to a month means a calendar month.

1.4.8.	Reference to a week means 7 consecutive days.

1.4.9.	Reference to a quarter means a period of 3 consecutive months commencing on any day which, unless otherwise specified in the Contract, need not be at the end or beginning of a month.

1.4.10.	Reference to an Applicable Law, document or other instrument includes all amendments, consolidations, re-enactments or replacements of it.

1.4.11.	The term “include” does not imply any limitation.

1.4.12.	References to currency are a reference to the currency of Australia unless otherwise indicated.
2.	CONSTRUCTION AND WAIVER

2.1	Entire agreement

The Contract as amended from time to time in accordance with these General Conditions contains the entire final and concluded agreement between the parties relating to the performance of the Works under the Contract. The Contract supersedes all prior arrangements whether written or oral and any letters of intent, tenders, representations and other documents in relation to the Works or its performance issued or entered into prior to the Date of this Contract.

2.2	Severance

If any provision in the Contract is voidable or unenforceable or would render the Contract void, voidable or unenforceable that provision shall be severable. The Contract shall be read and construed and take effect for all purposes as if that provision were not included in it.

2.3	Interpretation

Subject to clause 5.1, all of the documents forming part of the Contract will be read and construed as one instrument.

2.4	Dimensions

Where any discrepancy exists in the Contract between figured and scaled dimensions, the figured dimensions shall prevail.

2.5	Non-waiver

Waiver or relaxation partly or wholly of any of the terms of the Contract shall be effective only if in writing and signed by the relevant party. Any waiver or relaxation shall apply only to a particular occasion unless expressed to be continuing. It shall not constitute a waiver or relaxation of any other term of the Contract.

3.	CONTRACTOR’S INVESTIGATIONS

3.1	Site Inspection

Except as may be otherwise provided in the Special Conditions, the Contractor acknowledges that prior to the Date of this Contract:
(a)	the Company has provided it with every opportunity for inspecting and testing the Site and its immediate surroundings;

(b)	the Company has provided it with copies of, or access to, all information held by the Company relating to the Site and the performance of the Works including, without limitation, the following information in relation to the Site:
(i)	hydrological and meteorological information;

(ii)	hydro-geological information;

(iii)	geotechnical information;

(iv)	geological information; and

(v)	contractor facilities;

(c)	it has thoroughly investigated and satisfied itself as to all local and other conditions affecting the performance of the Works, including:
(i)	the availability of labour and industrial relations;

(ii)	fuel supply;

(iii)	transport availability and access to the Site;
(d)	it has inspected the Site and the ore and waste material types expected to be encountered in carrying out the Works, including the inspection of drill cores, and has fully informed itself as to the sub-surface conditions, the facilities at or near the Site and the nature and character of all plant and equipment and goods necessary for the performance of the Works.
3.2	Not Used

3.3	Contractor’s Acknowledgments

The Contractor acknowledges that:
(a)	it has carefully and fully examined all the documents which form part of the Contract and any other information made available by the Company to the Contractor;

(b)	it has drawn conclusions from the information provided to it and from the inspections carried out by it, as would be drawn by a reasonable and competent mining contractor;

(c)	it has examined all the company provided information which is relevant to the risks, contingencies and other circumstances which could affect its performance of the Works and which is obtainable by the making of reasonable enquiries;

(d)	it has satisfied itself as to the correctness and sufficiency of the Schedule of Rates and that the rates and prices stated therein cover the costs of performing all of its obligations under the Contract and all matters and things necessary for the due and proper performance and completion of the Works; and

(e)	its entry into the Contract is based solely on its own investigations and determinations.
The Contractor accepts full responsibility for any use which it has made of information provided to it, including any conclusions which it has drawn from the information and undertakes that if it finds any errors, omissions or inconsistencies in the documentation and information provided by the Company, the Contractor shall notify the Company immediately.

3.4	Contractor’s Liability to Perform

The Contractor’s failure to attend to all or any of the matters which it is required to do or is deemed to have done under this clause 3 will not relieve the Contractor from its liability to perform the Contract and shall not justify any claim for a Variation pursuant to either clause 27.

3.5	Latent Conditions
3.5.1.	Upon becoming aware of any Latent Condition or other event, the Contractor shall immediately notify the Company in writing of the existence of the Latent Condition or other event. In the case of a Latent Condition, the Contractor shall not materially disturb any of the physical conditions associated with the Latent Condition until the Company has inspected the physical conditions.

3.5.2.	The Contractor shall submit to the Company as soon as possible after the notification of the Latent Condition, full details of the Latent Condition including:
(a)	a description of the Latent Condition and in what respect it differs materially from the physical condition which was expected by the Contractor;

(b)	an estimate of the effect, if any, on the Contract Programme; and

(c)	any other information which the Company requires in connection with the Latent Condition.
3.5.3.	Should the Latent Condition delay the Contractor, the Contractor may submit a claim for a variation to the Contract Programme provided that:
(a)	the claim is made in accordance with clause 27;

(b)	the Contractor has not materially disturbed any of the physical conditions associated with the Latent Condition except where such disturbance is required to protect the safety of personnel or to protect the future conduct of the Works.
3.5.4.	Should the Contractor carry out additional work, use additional Plant and Equipment or incur additional cost as a direct and necessary result of the Latent Condition, the Contractor shall be entitled to be paid for any resulting increase in Cost which shall be claimed and valued under clause 27.4 and shall be subject to the compliance by the Contractor with the procedures set out in clause 27.4 as if the Latent Condition were a variation directed by the Company. The Contractor is not entitled to recover any costs incurred prior to 14 days before the date of the notice given pursuant to clause 3.5.1.

4.	DRAWINGS

4.1	Proprietorship

Unless otherwise provided in the Contract, all Drawings, specifications and all patterns made from any of them are and shall remain the property of the Company. The Contractor must not use them other than in relation to and in accordance with the Contract and may not. The Contractor must on or prior to the Date of Practical Completion deliver all such documents, together with any copies it may have made, in good order and condition to the Company if requested by the Company.

4.2	Amendments

The Company may make amendments, alterations, additions and modifications to the Drawings. The Contractor must comply with such amendments, alterations, additions, and modifications as if there had been a direction under clause 27.1. The Contractor shall be entitled to be paid for any resulting increase in Cost which shall be claimed and valued under clause 27.4 and shall be subject to the compliance by the Contractor with the procedures set out in clause 27.4.

4.3	Alterations by Contractor

The Contractor shall be responsible, at its own expense, for all alterations to the Works due to any discrepancies, mistakes or omissions in or from Drawings supplied by the Contractor and other information supplied by the Contractor, whether or not such Drawings or information have been approved by the Company.

4.4	Site Changes

If changes to Drawings are required at the Site to incorporate design changes requested by the Contractor, or any other changes requested by the Contractor, the Contractor shall at prepare and submit revised drawings, detailing the changes, to the Company for approval prior to implementation of the changes unless otherwise agreed to by the Company.

4.5	Performance of Works

The Contractor must perform the Works and ensure that all Contract Personnel perform the Works in accordance with the Drawings.

5.	DISCREPANCIES AND ITEMS NOT EXPRESSED

5.1	Order of Precedence

The Scope of Work, Schedules, Specifications, Form of Agreement, General Conditions, Special Conditions and other documents which comprise the Contract shall be taken as mutually explanatory and anything contained in one but not in another shall be equally binding as if contained in all. Should there be any inconsistency or ambiguity between the terms of any of the documents forming part of the Contract, the term contained in the document with a higher order of precedence as set out in this clause shall take precedence over the other term or terms contained in a document with a lower order of precedence. The order of precedence of the documents making up the Contract from highest priority to lowest is:

(a) Form of Agreement;

(b) Section 3 (Part)	Schedules A, B, D, E & F;

(c) Section 1	Special Conditions;

(d) Section 2	General Conditions;

(e) Section 4	Scope of Work;

(f) Section 5	Specifications;

(g) Section 3 (Part)	Schedules except Schedules A, B, D, E & F
5.2	Not Used

5.3	Changes to Dimensions

The Scope of Work, Specifications and Drawings represent generally the forms, dimensions and description of the Works. The Contractor shall be deemed to have allowed in the rates and prices set out in the Schedule of Rates for minor changes required to be made to the Specifications or Drawings caused by normal variations in the materials and conditions encountered below the ground. Any such changes shall be directed by the Company’s Representative.

5.4	Contractor to advise Company’s Representative

If the Contractor finds any discrepancy between the Scope of Work, Specifications, Drawings and other documents comprising the Contract or any mistake or omission or any conflict with any Applicable Law, it must immediately refer the same to the Company for decision. The Company’s decision is a direction under clause 27.1 and shall be binding on the parties without prejudice to clauses 4.4 and 4.5.

5.5	Contractor’s Responsibilities

The Company’s review or approval of any Drawings prepared or caused to be prepared by the Contractor shall not relieve the Contractor from full responsibility for mistakes or omissions and any discrepancy in or deviation from the Scope of Work, Specifications or Drawings. Without limitation, the Company shall not be liable to make any payment for any work or excavations made by the Contractor beyond the tolerances allowed in the Specifications or as shown on the Drawings, unless the over break is due to ground conditions beyond the control of the Contractor.

6.	ACCESS AND POSSESSION OF THE SITE

6.1	Pre-conditions

The Contractor shall not have access to or possession of the Site unless and until:
(a)	it satisfies the Company that all insurance to be effected by the Contractor pursuant to clause 18 is in place;

(b)	it notifies the Company in writing of the name and address of the owner or encumbrancer of any Plant and Equipment used in performing the Works at the Site; and

(c)	the Company has received and approved the Human Resources Management Policy pursuant to clause 22.1.3 and the Induction Programme.
6.2	Date of Access and Possession

The Company shall, unless otherwise specified in the Contract, on the date on which the Contractor complies with clause 6.1 or within 4 weeks of the Date of this Contract, whichever date is the later, give the Contractor such possession, and such use and control of sufficient of the Site as is necessary to enable the Contractor to perform the Works.

6.3	Commencement of Works on Site

The Contractor shall, upon receipt of possession of the Site, or part of the Site, immediately commence the Works. If partial possession of the Site has been granted, the Company shall from time to time grant further possession of areas of the Site to enable the Contractor to perform the Works in accordance with the Contract.

6.4	Non-exclusive Possession

Possession of the Site shall confer on the Contractor only a contractual right to use the Site to the extent necessary to enable it to perform the Works. It shall confer no proprietary interest or licence in or to the Site and is subject to the right of the Company, the Company’s Representative, any other person authorised in writing by the Company’s Representative and any person authorised under the Act at any time to have free and unlimited access to any part of the Site on which the Contractor is performing the Works. The Contractor must co-operate with and permit performance of work by other contractors and workers and must not in any way impede the performance of their work simultaneously with its own.

6.5	Delay in Access

If the Contractor has mobilised its Plant and Equipment to Site and, through no fault of its own, the Contractor thereafter suffers a delay through interference by the Company or other contractors or workmen on the Site, the Contractor may, in accordance with clause 27.4, claim for the Costs directly incurred in relation to such interference as a variation to the Contract, or claim a variation to the Contract Programme. Such interference shall be deemed not to constitute a breach of contract.

6.6	Co-ordination with Other Contractors
6.6.1.	The Contractor must co-ordinate its work with that of other contractors and any work performed by the Company at or in the vicinity of the area in which the Contractor is carrying out the Works.

6.6.2.	In the event of any dispute or conflict between the Company and the Contractor with respect to right of way or priority of access in or around the Site, the Company and its personnel with their vehicles and equipment shall at all times have priority.

6.6.3.	Where contractors other than the Contractor are also working at the Site, the Contractor (by its Representative) shall if required by the Company attend a daily production and co-ordination meeting with the senior representative of the other contractors. This meeting shall be a forum for the co-ordination of the activities of all contractors. If any difference arises between the Contractor and any other contractor regarding the scheduling of their respective activities, then the Contractor will refer the matter to the Company’s Representative for his direction.
6.7	Use by Company and Others

The Company and other contractors of the Company shall have the right to use, without charge and provided they do not materially interfere with the performance of the Works, any Temporary Works which have been constructed for the purposes of the Contract.

6.8	Shut Downs
6.8.1.	The Contractor must consult with the Company’s Representative and obtain 14 days’ prior approval for any action likely to interfere with the Company’s operations at the Site.

6.8.2.	The Company shall give the Contractor reasonable notice, where practicable, of any shut down times or isolated plant outages where these are likely to interfere with the carrying out of the Works.
7.	SET OUT

7.1	Surveying
7.1.1.	The Company will provide all initial reference Datum Points for the Works, including:
(a)	portal;

(b)	decline face at the Commencement Date;

(c)	process water dams; and

(d)	all other facilities necessary for the Contractor to commence the Works.
7.1.2.	The Company will carry out all surveying necessary for the Works including the installation of back or wall datum points, lasers installation, etc.
7.2	Correct Setting Out
7.2.1.	Subject to clause 7.1, the Contractor is responsible for the correct setting out of the Works and must provide all necessary equipment and materials for so doing.

7.2.2.	The Contractor shall preserve and maintain all Datum Points in their correct positions. If any Datum Point is disturbed or obliterated, the Contractor shall immediately notify the Company.

7.2.3.	The Contractor, at its own expense, must remedy any error which arises from the inaccurate setting out of the Works. The Company shall have the right to check the Contractor’s setting out but neither its doing so nor its failure to do so will absolve the Contractor from its responsibility for correct setting out.
8.	CONTRACTOR’S RESPONSIBILITIES FOR THE SITE, PLANT AND EQUIPMENT

8.1	Contractor’s Responsibilities for Site

The Contractor shall be responsible for the day to day care and maintenance of the Site, the Works, Goods, Plant and Equipment and Temporary Works and all property on the Site including that supplied by the Company for use in connection with the performance of the Works except for:
(a)	any loss or damage caused by the Company or any third party not being a Sub-Contractor; or

(b)	damage or loss which is, by its nature, not reasonably included in a maintenance programme applicable to the Works, Goods, Plant and Equipment or Temporary Works.
8.2	Partially Complete Work

The Contractor must not leave any Works or partly completed Works in an unsafe condition or in a condition which might cause damage to other work, plant, machinery or equipment. The Contractor shall continue the relevant Works or partly completed Works until it is at a safe stage and must comply with all directions of the Company in that regard, although such directions will not relieve the Contractor from responsibility for such Works.

8.3	Work in Progress

The Contractor is responsible for the protection of any existing work, work in progress, plant, goods or property of the Company or others which may be liable to suffer damage directly or indirectly from the performance of the Works or the performance of any other obligations of the Contractor under the Contract. The Contractor must make good any damage to such work at its own expense.

8.4	Emergency Work
8.4.1.	If at any time during the Contract Period the Company considers any remedial, repair or other work is urgently required to be carried out in relation to the Works or in relation to any part of the Site upon which the Works are being carried out to prevent loss of, or damage to:
(a)	the Works or any part of the Works;

(b)	any property whatsoever;

(c)	prevent disruption to the whole or any part of the Company’s operations; or

(d)	prevent personal injury to or death of any person;
then the Company may either carry out those works itself or through other contractors or direct the Contractor to carry out those works and the Contractor must carry out those works immediately.
8.4.2.	If the Company elects to carry out emergency works and the Company reasonably determines that the Contractor would have been liable to take the action pursuant to its obligations under the Contract then any reasonable costs incurred by the Company in carrying out those works shall become a debt due to the Company under clause 17.1.
8.5	Utilities

The Contractor must take care to protect from damage any overhead utility lines, underground pipes, conduits or cables on or in the vicinity of the Site. In the event of damage occurring by the Contractor, the Contractor must report such damage to the Company immediately and thereafter, to the extent such damage is not caused by the negligence of the Company, take all necessary steps to rectify the same at the Company’s direction and at the Contractor’s expense, unless the Company in its sole discretion directs others to rectify the same in which case the costs of rectification shall be shall become a debt due to the Company under clause 17.1.

8.6	Rubbish, water and excavated materials
8.6.1.	The Contractor must keep the Site clean and tidy to the satisfaction of the Company while performing the Works.

8.6.2.	The Contractor shall dispose of:
(a)	all rubbish, water, waste and unused Goods at an area off the Site as approved by the Company; and

(b)	all excavated materials and waste water at disposal areas as directed by the Company.
8.7	Fire Risk

The Contractor shall co-operate with the Company and all fire fighting agencies in the prevention and suppression of fires and shall comply with the Company’s fire protection standards (if any) as directed by the Company from time to time.

8.8	Off-Site Responsibility

The Contractor shall be responsible for ensuring that, in carrying out the Works:
(a)	it takes all necessary precautions and actions to ensure it does not cause any damage to any property adjacent to or near the Site or to any person on or near the Site;

(b)	its activities do not interfere with the activities or enjoyment of any property adjacent to or near the Site.
9.	REPRESENTATIVES AND DIRECTIONS

9.1	Company’s Representative
9.1.1.	Unless otherwise stated in the Contract, all directions and approvals on behalf of or by the Company to the Contractor may only be given by the Company’s Representative or his delegate appointed in accordance with clause 9.2.

9.1.2.	Directions or approvals given to the Contractor by any person other than the Company’s Representative or his delegate shall not bind the Company unless ratified by the Company or the Company’s Representative or unless the Company has notified the Contractor that such person is authorised to give them.

9.1.3.	Any direction or approval given by the Company’s Representative to the Contractor’s Representative will be deemed to have been given to the Contractor by the Company. The Contractor must comply with such directions.

9.1.4.	The Company’s Representative shall be required to act honestly and reasonably and in the interests of the Project.

9.1.5.	Compliance with any directions of the Company’s Representative will not entitle the Contractor to any claim for additional compensation or for any increase in the Contract Sum or for a variation to the Contract Programme except pursuant to a formal variation made pursuant to clauses 27.4.

9.2	Company Representative’s Delegates

The Company’s Representative may by written notice to the Contractor from time to time delegate to another person any of his powers, duties, and authorities and the Contractor shall recognise that person as lawfully exercising the same to the extent they are so delegated.

9.3	Contractor’s Representative
9.3.1.	The Contractor shall appoint at least one competent representative who is approved in advance by the Company to manage the Works at the Site provided that if more than one Contractor’s Representative is appointed the Contractor shall ensure that there is no overlapping area of responsibility or authority.

9.3.2.	Before appointing, or varying the appointment, of any person to be a Contractor’s Representative the Contractor shall provide the Company with written details of the proposed area of responsibility and authority or any variation thereto together with the qualifications and experience of such proposed representative and the Company must either approve or reject the appointment or variation of the proposed representative within 7 days of receipt of such details. The Company may only reject any proposed appointment or variation after being fair and reasonable.

9.3.3.	The Company may reasonably require the Contractor to replace the Contractor’s Representative by giving the Contractor 14 days notice in writing.

9.3.4.	The Contractor will provide the Company with the Contractor’s Representative’s name, home and work address, and day and night telephone and facsimile numbers and any alterations thereto.

9.3.5.	The Contractor may appoint an alternate to any Contractor’s Representative to act while such Contractor’s Representative is off Site. An alternate Contractor’s Representative shall be appointed in the same manner and shall have the same powers and authorities as the Contractor’s Representative irrespective of whether the principal Contractor’s Representative is off Site at any particular time. Any reference to a Contractor’s Representative in this Contract shall include any alternate.

9.3.6.	The Contractor shall ensure that the Contractor’s Representative is available to be contacted and is on or near the Site at all times while the Works are in progress.

9.3.7.	Any Communication given or document signed by the Contractor’s Representative will be deemed to have been given or signed by the Contractor and will bind the Contractor.

9.3.8.	Matters within the knowledge of the Contractor’s Representative will be deemed to be within the knowledge of the Contractor. The Contractor shall be bound by the acts, omissions and defaults of the Contractor’s Representative.

9.3.9.	The Contractor’s Representative shall be required to act honestly and reasonably and in the interest of the Project.
9.4	Consents and Approvals
9.4.1.	Unless the Contract provides otherwise, where any consent or approval of the Company or the Company’s Representative is required the Contractor must obtain that consent or approval in writing.

9.4.2.	The Company or the Company’s Representative may grant any consent or approval under this Contract either conditionally or unconditionally or refuse it in the discretion of the Company or the Company’s Representative. In exercising its discretion, the Company and the Company’s Representative will act honestly and reasonably.

9.4.3.	Any consent or approval by the Company or the Company’s Representative does not mean and is not to be taken to mean that:
(a)	the Contractor ceases to be responsible for the performance of any obligation on the part of the Contractor to be performed or observed under the Contract, the Applicable Law, common law or in equity; or,

(b)	the Company is to be or is to become responsible for the performance of any obligation on the part of the Contractor to be performed or observed under the Contract, the Applicable Law, common law or in equity; or,

(c)	any obligation on the part of the Contractor to be performed or observed has been performed or observed satisfactorily.
9.5	Company’s Directions

The Contractor must perform the Works in accordance with the Contract and any directions given from time to time by the Company pursuant to the Contract.

10.	CONTRACT PROGRAMME

10.1	Contract Programme
10.1.1.	The Contractor must, unless otherwise directed by the Company, comply with and perform the Works in accordance with the agreed Contract Programme.

10.1.2.	The Contractor acknowledges that the Company will rely on the Contractor to perform the Works in accordance with the Contract Programme, including the mining of ore and waste in accordance with the Production Rate, in co-ordinating the Works with the Company’s operations and in the carrying on of its business.

10.2	Behind Programme
10.2.1.	If at any time the Company considers that the Contractor will not be able to comply with the Contract Programme the Company may, in addition to and not in substitution for the other rights of the Company under the Contract, direct the Contractor to supply additional suitable and sufficient labour (including Sub-Contractors), supervision and Plant and Equipment to maintain the Production Rate and otherwise comply with the Contract Programme.

10.2.2.	The Contractor must promptly comply with any direction from the Company under clause 10.2.1. The Contractor’s obligation to supply such additional labour, supervision and Plant and Equipment will cease only when the Contractor is in compliance with the Contract Programme.

10.2.3.	This clause 10.2 is without limitation to the Contractor’s right to claim a variation to the Contract Programme and if any such claim is successful the Contractor shall be entitled to claim in accordance with clause 27.4 the Costs of the Contractor in complying with the Company’s direction under this clause.
11.	LAWS

11.1	Applicable Law

The Contract shall be governed by the Applicable Law and the parties hereby submit to the exclusive jurisdiction of the courts of Victoria and to all courts competent to hear appeals therefrom.

11.2	Compliance with Laws
11.2.1.	In carrying out the Works the Contractor must comply with and ensure that all Contract Personnel comply with all Applicable Laws.

11.2.2.	If any departure from the Contract is necessary to comply with any Applicable Laws, the Contractor must give the Company notice specifying the proposed departure and the reason for the departure. The Contractor must not proceed with any departure without prior written approval from the Company. As soon as practicable after receiving the Contractor’s notice, the Company shall give the Contractor such directions as it considers appropriate. The Contractor must forthwith comply with those directions.

11.2.3.	If any change in any Applicable Law occurs after the Date of this Contract and the change:
(a)	causes any alteration, amendment, addition or other variation to or of the Works and could not reasonably have been anticipated or foreseen by the Contractor ; or

(b)	causes any increase in Cost to the Contractor in performing the Works,

then the Contractor may request a claim for any resulting increase in Cost in accordance with clause 27.4.

11.3	Permits and Licences

The Company must at its own expense:
(a)	obtain all approvals, permits and licences, give all notices and pay all fees (including any increased or new fees) and deposits required by any Applicable Laws in connection with the performance of the Works; and

(b)	prepare and supply any additional drawings which may be required by any Applicable Laws.
For avoidance of doubt, the Contractor is not required to supply permits or licences for Site water discharge or underground magazines or surface fuel facilities or for the compressed air receivers or for surface high voltage work.

11.4	Copies of Approvals

On the expiration of the Term or upon the termination of the Contract or upon demand by the Company from time to time, the Contractor must provide copies of:
(a)	any documents in connection with the Works which are issued by, or evidence the approval of, governmental, public, municipal or other competent authorities; and

(b)	Licences, tickets, certificates and other documents relating to the carrying out and maintenance of the Works, the Goods, Plant and Equipment and Temporary Works; and

(c)	any other documents in its possession evidencing compliance with this clause 11.
12.	INTELLECTUAL PROPERTY RIGHTS

12.1	Rights and Contractor’s Expense
12.1.1.	The Contractor hereby grants to the Company a royalty free, irrevocable licence:
(a)	to enjoy the benefit of, and use for the purposes of or in connection with the Works or the Site all Rights in respect to any material, composition, process or methods (if any) supplied by the Contractor pursuant to the Contract;

(b)	to use any equipment, machinery, material, composition, process or methods generated by the Contractor pursuant to the Contract; and

(c)	to make use and sell any substances, information or other products produced by or during the performance of the Works, together with the right to extend such licence to any third party.
12.2	Copyright
12.2.1.	The Contractor hereby assigns absolutely to the Company the entire copyright in all sketches, designs, reports, plans (other than cost plans of the Contractor submitted to the Company), drawings, specifications and other documents and models prepared by the Contractor or those for whom the Contractor is responsible in its performance of the Works (“the Designs").

12.2.2.	Ownership of the copyright in any Designs created or prepared in its performance of the Works shall rest absolutely in the Company upon creation. The Contractor must obtain similar written assignments and acknowledgments of copyright for the benefit of the Company from any Contract Personnel who perform any part of the Works.
12.3	Corrective Work

If the Contractor is prevented from performing the Works or any part thereof as a result of or in connection with any action, suit, proceeding, claim or demand by any person for alleged breach of protected Rights for which the Contractor is responsible under the Contract, the Contractor must notify the Company as soon as possible. The Contractor must, immediately and at its own expense, take all steps necessary to defend the action and procure the right to perform the Works or the relevant part. If the Contractor is unable to procure such rights within such time as the Company directs, the Company may direct the Contractor, to promptly:
(a)	modify the Works or the relevant part to avoid infringement of Rights; or

(b)	perform the Works or the relevant part in a manner which does not infringe Rights; or

(c)	delete the Works or the relevant part.
12.4	Notification of Claims

The Company shall immediately notify the Contractor in writing if any claim or demand is made or any action, suit or proceeding brought or threatened against the Company in respect of any matter the subject of the indemnity in clause 19.3. If required by the Company, the Contractor must, at the Contractor’s expense, conduct any litigation and negotiations for the settlement of any claim, demand, action, suit or proceeding in relation to Rights. The Contractor must not make any settlement or consent to any judgment or order against the Company without the Company’s prior written consent.

13.	NOT USED

14.	PAYMENT

14.1	Progress Payments

By the seventh day of each month during the performance of the Works the Contractor shall prepare in detail, in a format directed by the Company from time to time, and deliver to the Company for approval a Progress Claim up to the end of the previous month or such other period as the Company may nominate from time to time (“Claim Period") which claim shall include full details of:
(a)	the amounts which the Contractor claims is owing under the Contract up to the end of the Claim Period;

(b)	the basis of the calculation of the amounts claimed, including the amount claimed under each item of the Schedule of Rates;

(c)	the work performed during the Claim Period;

(d)	the aggregate of all progress claims made prior to the Claim Period and the amount claimed by the Contractor to be outstanding in relation to periods prior to the Claim Period;

(e)	any other information required by the Company.
14.2	Procedure for Approval of Progress Claims
14.2.1.	Within 14 days of receipt of a Progress Claim the Company shall:
(a)	make a determination of the value of the Progress Claim; and

(b)	issue a certificate (“Progress Payment Certificate") to the Contractor advising it of the approved value of the claim; and

(c)	where the approved value is less than the amount claimed by the Contractor, advise the Contractor of the reasons for the difference following which the provisions of clause 14.10 shall apply.
14.3	Calculation of Progress Payment

The Contractor’s Progress Claims shall be calculated, and the Contractor shall be paid, in accordance with the Schedule of Rates.

14.4	Payment of Progress Claims

Subject to clause 44.6, the Company shall make payment of the approved value of a Progress Claim as stated in a Progress Payment Certificate on or before the date which is 30 days following receipt of the claim provided that if a Progress Claim is delivered to the Company after the seventh day of any month, it will, for the purposes of this clause 14, be processed and deemed to have been received on the first day of the following month.

14.5	Access to Contractor’s Records

The Contractor shall give every assistance to the Company and make available to the Company at the Site all records, invoices and accounts to enable the Company properly to check and satisfy itself as to the correctness of any Progress Claim. The Company will not be required to approve any part of a Progress Claim which it has not been able to verify by reason of a lack of access to records, invoices or accounts pursuant to this clause.

14.6	Payment

Unless otherwise provided in the Contract, all payments shall be made by direct deposit to a bank account nominated by the Contractor from time to time.

14.7	Not Used

14.8	Not Used

14.9	Payment on Account

Payment of moneys is not evidence of the value of work or an admission of liability or evidence that any Works have been performed satisfactorily but shall be a payment on account only, except as provided by clause 31.1.

14.10	Disputed Amounts
14.10.1.	Any amount claimed in a Progress Claim but not approved in a Progress Payment Certificate shall not be payable by the Company but shall be the subject of resolution pursuant to clause 41.

14.10.2.	To the extent that any amount included in a Progress Claim and not approved in a Progress Payment Certificate is found (either by agreement or pursuant to the procedures set out in clause 41) to have been properly claimed and payable, then the Company shall be required to pay the amount owing together with interest on that amount from the date it would otherwise have been payable if included in the Progress Payment Certificate for such Progress Claim until the date paid. Interest shall be calculated and payable at the current rate of the National Australia Bank (NAB) Business Mortgage Overdraft per annum. This clause shall not apply to any amount withheld or not paid pursuant to clause 14.5.
15.	SUB-CONTRACT

15.1	Approved by Company

The Contractor must not engage any Sub-Contractor to perform any part of the Works without the Company’s prior approval and must only engage Sub-Contractors who are careful, skilled, experienced and competent in their relevant disciplines. The Contractor must demonstrate to the Company’s Representative that proposed Sub-Contractors have such attributes before entering into any agreement in respect of the Works with any such proposed Sub-Contractor.

15.2	Payment of Sub-Contractor/Nominated Sub-Contractor

If any Sub-Contractor submits a claim to the Company for moneys alleged to be owing to the Sub-Contractor by the Contractor in respect of work performed by the Sub-Contractor on behalf of the Contractor then the Company may in its absolute discretion without being under any obligation to do so pay the Sub-Contractor the whole or any part of any such moneys and the Company may deduct an amount equal to the moneys from any moneys due from time to time to the Contractor. Prior to paying any such Sub-Contractor the Company shall consult with the Contractor with a view to verifying that such moneys are a debt due and owing to the Sub-Contractor.

15.3	Contractor’s Responsibility

Approval by the Company of any Sub-Contractor shall not release the Contractor from any of its obligations under the Contract. The Contractor shall at all times remain fully responsible to the Company for the performance or non-performance and for the acts and omissions of any Sub-Contractor.

15.4	Conditions of Sub-Contract

The Contractor shall ensure that any sub-contract will require the Sub-Contractor to comply with the terms and conditions of this Contract in respect of any part of the Works the subject of such sub-contract and the actions, responsibilities and liabilities of the sub-contractor in relation to the Works and the Site. If so directed by the Company in addition to any warranty provided to the Contractor by a Sub-Contractor, the Contractor shall ensure that the Sub-Contractor provides a warranty in like terms for the Company.

16.	ACCOUNTS AND RECORDS

16.1	Maintenance at Site

The Contractor must maintain at the Site at all times during the Contract Period and thereafter at a place nominated by the Company for a period of 24 months after the issue of the Variation of Contract Closure:
(a)	a complete set of accounts and records in accordance with generally accepted accounting principles showing all its costs and expenses incurred in the performance of the Works and its other obligations under the Contract; and

(b)	all records, data and other information relating to the performance of the Works and any claims made by the Contractor under this Contract or otherwise.
16.2	Audit

Before making any payment to the Contractor or at any time until 24 months after the issue of the Certificate of Final Completion, the Company or its nominees shall have the right to inspect and verify the Contractor’s accounts and records, including wages’ records. The Contractor shall provide the

Company with proper access and facilities to enable the Company or its nominees to undertake such inspection and verification.

16.3	Overpayments

On completion of any inspection and verification carried out under clause 16.2 if total payments made to the Contractor are shown to exceed the Contractor’s entitlements, at the Company’s option the Company may:
(a)	require the Contractor to reimburse the excess to the Company within 7 days of a demand for payment being made by the Company.
17.	DEDUCTIONS

17.1	Not Used

17.2	Wages

The Contractor shall indemnify the Company against all claims and liens:
(a)	in regard to wages payable from time to time to Contract Personnel; and

(b)	of Sub-Contractors, suppliers and manufacturers for labour, services and Goods provided in connection with the performance of the Works.
17.3	Statutory Declaration

The Company may require as a pre-requisite to any payment to the Contractor, a statutory declaration or warranty in terms acceptable to the Company or other satisfactory evidence that:
(a)	all Contract Personnel have been paid all moneys payable to them in connection with their performance of the Works; and

(b)	all claims or demands against the Contractor which may remain or become a lien or charge against the Works have been paid or satisfied.
18.	CONTRACTOR’S INSURANCE

18.1	Contractor’s Policies
18.1.1.	The Contractor must at its own expense procure and maintain and ensure that all Sub-Contractors procure and maintain:
(a)	Subject to statutory requirements, Workers’ Compensation and Common Law insurance or Fund Membership in respect of the Contractors or Sub-Contractors Liability for any loss or claim by any person employed or otherwise engaged by it on or about the execution of the Contract.

(b)	industrial disease insurance in the terms required by any Applicable Law;

(c)	insurance which is compulsory under Applicable Law governing the use of motor vehicles;

(d)	motor vehicle insurance to cover personal injury and property damage arising from the use of any motor vehicles or other mobile equipment (both registered and unregistered for road use) which are at any time used in connection with the Contract with a limit of liability for third party personal injury and property damage of not less than $10,000,000 in respect of any one accident or series of accidents arising out of one event;

(e)	general public liability insurance covering legal liability to pay for personal injury or property damage arising out of or in connection with the carrying out of the Contract with a sum insured of not less than $20,000,000 for any one occurrence and which:
(i)	must cover all the Contractor’s activities in connection with the Contract; and

(ii)	must be specifically endorsed so that it is deemed primary to any insurance effected by the Company and contain a cross liabilities provision which shall treat each of the insured parties as if a separate policy had been issued to each of them; and

(iii)	must cover liability arising out of the use of unregistered vehicles; and

(iv)	must where the Company supplies any plant and equipment or goods for use by the Contractor in connection with the Contract be specifically endorsed to cover such plant and equipment and goods in the Contractors care, custody and control; and

(v)	the Contractor must further ensure that its Sub-Contractors’ policies are similarly endorsed; and
(f)	Plant and equipment insurance policy covering the replacement value of all Plant and Equipment of the Contractor, used or to be used in the performance of the Works or otherwise for the performance of the Contractor’s obligations under the Contract;
18.1.2.
(a)	The policies referred to under clause 18.1.1(e) above shall include:
(i)	the Company noted as Principal;

(ii)	Non Vitiation clause.

(b)	Where permitted by statute, the policy referred to under clause 18.1.1(a) above shall include:
(i)	Principal’s liability extension for the Company; and

(ii)	Common Law extension with a limit of not less than $50,000,000 for any one event.
18.1.3.	The Contractor shall ensure that it shall be a term of each policy of insurance effected in compliance with this clause 18 that it:
(a)	shall not be altered; or

(b)	cancelled;
Without at least 30 days’ prior written notice by the Contractor to the Company.
18.1.4.	All insurance policies effected in compliance with this clause 18 must include such terms and conditions and be effected with such insurance companies approved by the Company, which approval shall not be unreasonably withheld.
18.2	Approval of Policies

As a pre-condition to the grant of access to any part of the Site the Contractor must furnish to the Company certified copies of the policies of insurance effected pursuant to clause 18.1 together with Certificates of Currency provided by their broker or insurer for such insurance.

18.3	Failure of Contractor to Insure
18.3.1.	If the Contractor fails to effect or to keep in force any of the insurances which it is required 18.1.1 of the Contract to effect, the Company may, but shall not be obliged to:
(a)	effect and keep in force any such insurance and pay such premiums as may be necessary for that purpose and may recover such premiums as a debt due from the Contractor any amount so paid; or

(b)	refuse to make any further payments due from time to time to the Contractor until the insurance policies and receipts for the payment of premiums are made available for inspection by the Company.

(c)	Notwithstanding that the Company may effect such insurances if the Contractor fails to do so, the Contractor shall be deemed to have indemnified the Indemnitees against all claims, demands, proceedings, costs, charges and expenses which may arise as a result of the Contractor’s failure to insure.

19.	INDEMNITY

19.1	Personal Injury and Property Damage

The Contractor must indemnify the Indemnitees against any loss, liability, claim, proceeding, cost or expense incurred by the Indemnitees arising from or in connection with:
(a)	any loss of or damage to any property on or near any part of the Site; or

(b)	any loss of life or injury to any person in, on or near any part of the Site.
to the extent attributable to:
(c)	the failure of the Contractor to observe or perform any obligation, term, condition or stipulation in the Contract; or

(d)	the negligent acts or omissions of the Contractor or any Contract Personnel on or near any part of the Site.
19.2	Inadequacy of drawings and other documents

The Contractor shall indemnify the Company against all claims, demands, losses, costs, liabilities and other outgoings whatsoever arising from or in connection with failure by the Contractor to comply with its obligations under clauses 4 or 5.

19.3	Indemnity

The Contractor shall indemnify the Indemnitees against all claims, demands, losses, costs, liabilities and other outgoings whatsoever arising out of or in respect of any breach of clause 12 or any infringement, violation or alleged infringement or violation of any Rights in the performance or purported performance of the Contract. The Contractor’s indemnity shall include, without limitation, any costs, losses, expenses or damages incurred by the Company in defending or meeting such claims or in varying the Works to overcome any breach of such Rights.

19.4	Pollution

The Contractor accepts full responsibility for, and shall indemnify the Company against all claims, demands, losses, costs, liabilities and outgoings whatsoever arising from or in connection with the discharge of any pollutant or waste material by any cause whatsoever including any motor oil, lubricant, fuel, paint, solvent, garbage or other material (solid, liquid or gaseous), equipment or item dumped, spilled or leaked from any container, vessel or Plant and Equipment or any other harm to the environment to the extent attributable to:
(a)	the failure of the Contractor to observe or perform any obligation, term, condition or stipulation in the Contract; or

(b)	the negligent acts or omissions of the Contractor or any Contract Personnel on or near any part of the Site
19.5	Industrial Relations

The Contractor shall indemnify the Indemnitees against all claims, demands, losses, costs, liabilities and other outgoings whatsoever arising from or in connection with a breach of clause 22.3.

20.	WORKS, PLANT AND EQUIPMENT AND GOODS

20.1	Contractor to Supply

Except as otherwise specified in the Contract, the Contractor must at its own expense supply and maintain all Plant and Equipment, Temporary Works, Goods and power, water, telecommunications and other utilities and services necessary for the proper performance of the Works and the due and faithful performance of its obligations under the Contract.

20.2	Condition and Location

The Contractor must ensure that:
(a)	all Works, Plant and Equipment and Temporary Works are maintained in an operable and good working condition, are safe to use, are used in a safe manner and in accordance with safe working practices specified from time to time by the Company or any Applicable Law or any Applicable Standard whichever is the greater;

(b)	all Plant and Equipment and Temporary Works are operated and maintained by Contract Personnel holding any licences required by any Applicable Law; and

(c)	it has ready access to spare parts for all Plant and Equipment and Temporary Works and that it provides all lubricants, spare parts and consumable items for all Plant and Equipment and Temporary Works.
20.3	Standards

All Works, Plant and Equipment, Temporary Works and Goods must comply with the requirements of the Contract, be fit for their intended purpose and comply with the requirements of all Applicable Laws, Applicable Standards and be properly licensed. The Company may reject any item of Works, Plant and Equipment, Temporary Works or Goods which it reasonably considers unsuitable for the purpose for which the Contractor proposes to use it. If any item is so rejected then:
(a)	in the case of any Works or Temporary Works or part thereof access to the area shall be closed immediately and in the case of Plant and Equipment or Goods, it shall not be used for the proposed purpose;

(b)	it shall be either rectified, repaired or replaced by the Contractor within an agreed period of time after of notification by the Company; and

(c)	if the Contractor fails to rectify, repair or replace it within the agreed period of time, then the Company may carry out any works or mobilise suitable replacement Plant and Equipment or Goods and all costs thereby incurred by the Company shall be a debt due and payable by the Contractor to the Company in accordance with clause 17.1.
20.4	Removal from Site

No Plant and Equipment or Temporary Works shall be removed from the Site without prior written approval from the Company. The Company shall not unreasonably withhold approval where the item is no longer required in order to comply with the Contract Programme or the maintenance of the Works.

20.5	Owner of Plant and Equipment
20.5.1.	Within 10 days after the Date of this Contract, the Contractor must notify the Company in writing of the name and address of the owner or encumbrancer of any Plant and Equipment used or proposed to be used at the Site. Thereafter, within 7 days of the end of each month, the Contractor must notify the Company of any additional Plant and Equipment that has been brought onto the Site in the preceding month. Where any Plant and Equipment is owned or encumbered by any person other than the Contractor, the Contractor shall procure from the owner and encumbrancer an irrevocable undertaking that:
(a)	written notice will be given to the Company in the event of any default by the Contractor of any material obligation owed to the owner or encumbrancer and the owner or encumbrancer shall allow and not challenge the payment by the Company of any overdue instalment or other sum payable in order to avoid seizure of any Plant and Equipment; and

(b)	the owner or encumbrancer, subject to the continued payment (but excluding any arrears) by the Company of the payments applicable in the agreement between the Contractor and the owner or encumbrancer, shall allow and not challenge any exercise of the Company’s rights pursuant to clause 36.3.
20.5.2.	Any amount paid to the owner or encumbrancer by the Company pursuant to this clause 20.5 shall be a debt due and payable by the Contractor to the Company in accordance with clause 17.1.
20.6	Works, Plant and Equipment and Temporary Works

All Plant and Equipment and Temporary Works must comply with the requirements specified in the Specifications or the Scope of Work and, in the case of Plant and Equipment, be used only at places designated in the Scope of Work and Drawings or, if no such places are designated, as approved by the Company.

20.7	Labelled

The Contractor’s Plant and Equipment must be clearly labelled or marked with the Contractor’s name or identifying mark.

20.8	Exclusive use of Company’s Supplied Items

In respect of all Company Supplied Plant and Equipment and Company Supplied Goods the Contractor shall:
(a)	keep such items properly maintained and stored in accordance with any instructions and best mining practice;

(b)	use such items exclusively in the proper performance of the Works, unless the Company otherwise approves;

(c)	indemnify the Company for any damage or loss to such items except for fair wear and tear;

(d)	where required by the Contract shall return such items on the Date of Practical Completion in a good and working state of repair in accordance with the age and working hours of the item.
20.9	Company’s Liability

The Company shall not be liable for any loss or deterioration of, or damage to, Plant and Equipment.

20.10	Default by Suppliers No Relief

Failure of the Contractor’s suppliers or manufacturers to deliver Goods, Plant and Equipment or parts as scheduled shall not relieve the Contractor of its obligation to deliver or obtain approved substitutes on time in order to comply with the Contract Programme.

20.11	Inspection

The Company may inspect any Works, Plant and Equipment or Temporary Works at any time and may close access to any Works or Temporary Works or stand down any item of Plant and Equipment which the Company consider to be unsafe or of potential environmental hazard. Works or Temporary Works to which access has been closed or Plant and Equipment that has been stood down by the Company shall not be returned into service until all defects are rectified by the Contractor at its cost in accordance with the Company’s written direction which shall not be unreasonable.

20.12	Inspection Certificates

The Contractor must ensure that all Works, Plant and Equipment and Temporary Works inspection certificates required by any Applicable Law are current and available for inspection by the Company or any person authorised under those Applicable Laws.

20.13	Maintenance Records

The Contractor shall keep maintenance records for all Plant and Equipment used or intended for use on Site. These maintenance records shall confirm the daily inspection of each item of Plant and Equipment together with details of any defects identified by the operator or driver and the date and details of any remedial works undertaken by the Contractor. This log shall be available for inspection by the Company at any time.

20.14	Mobile Plant

All mobile Plant and Equipment which is used on Site, including light vehicles, shall be fitted with orange flashing lights and other safety equipment as required by any Applicable Law, Applicable Standard or as the Company may direct. For avoidance of doubt, orange flashing lights are not required on haulage trucks, loaders and jumbos.

21.	GOODS

21.1	Handling and Storage

The Contractor is responsible for unloading, safe storage and safe keeping of all Goods associated with the Works, whether supplied by or to the order of the Contractor or the Company, which are delivered to the Site. The Contractor shall cause the Goods to be unloaded promptly at a place designated by the Company.

21.2	Delivery to Site

The Contractor must not bring, or allow to be delivered, to the Site any Goods prior to the granting of access to the Site under clause 6 unless it first obtains the Company’s approval. The Company shall not unreasonably withhold its approval but may give it on such terms and conditions as the Company considers appropriate.

21.3	New Goods

Unless otherwise specified in the Contract or agreed, all Goods must be new, of current manufacture and of the highest grade, free from all defects or imperfections affecting performance and suitable for their respective purposes. All Goods must be in accordance with the Specifications, Scope of Work, all Applicable Laws and Applicable Standards.

21.4	Inferior Work

If:
(a)	the Contractor delivers to the Site for use in the Works any Goods; or

(b)	the Company discovers any workmanship or Goods of an inferior quality or different from that prescribed by the Contract;
the Contractor must remedy that workmanship or remove the Goods within such time as the Company may specify. If the Contractor fails to do so, the Company may remedy the workmanship or remove the Goods at the Contractor’s expense.

21.5	Unused Goods
21.5.1.	Within fourteen days after termination or completion of the Contract, the Company will be entitled to purchase all unused Goods which were brought upon the Site by the Contractor for the purpose of the Works.

21.5.2.	The purchase price for any unused Goods will be the agreed fair market value or failing an agreement at the invoiced cost for such Goods, including delivery and handling costs.

21.5.3.	If the Contract required the Contractor to purchase specific Goods being unique in nature and not reasonably re-sellable or useable by the Contractor in any other work or of a quantity which renders the Goods not reasonably resellable or useable, and if upon the termination or completion of the Contract, any such Goods remain unused, then the Company shall purchase the Goods at their agreed fair value or invoiced cost including delivery and handling costs.
21.6	Co-operation with other Contractors

Where Goods or services are to be supplied to or by third parties, whether nominated by the Company or the Contractor, the Contractor must co-operate with Sub-Contractors, suppliers and the Company’s other contractors and give them any information or data necessary or expedient to ensure proper performance of their respective work.

21.7	Supply of Goods by Company

If the Company is able to supply any Goods to the Contractor at a lower cost than what the Contractor is able to supply then the Company at its option, may purchase those Goods from the Company at the same cost as the Company purchases for use by the Contractor.

21.8	Removal from Storage

The Contractor must remove Company Supplied Goods from the Company’s store or storage area without delay when required by the Contractor or when directed by the Company, whichever is the sooner. However no Company Supplied Goods shall be removed from the Company’s store or storage area unless the Contractor first obtains written authority from the Company.

21.9	Contractor’s Responsibility

The Contractor is responsible for, and shall keep safely and in good order, all Company Supplied Goods, together with any returnable packing and containers, from the time the Company Supplied Goods are removed from the Company’s store or storage area or are delivered to the Site.

21.10	Loss or Damage
21.10.1.	If any Company Supplied Goods are lost, damaged or not properly maintained at any time after receipt by the Contractor, the Contractor must notify the Company as soon as possible of the extent and circumstances of the loss or damage.

21.10.2.	The Contractor shall be responsible at its own cost for:
(a)	the maintenance of the Contractor Supplied Goods from the time of the Contractor taking possession of such Goods and at all times for all other Goods; and

(b)	the replacement of any lost Goods and the repair of any damaged Goods.
21.10.3.	If the Contractor fails to maintain, replace or repair any Goods the Company may remedy that failure at the Contractor’s expense. Any costs of the Company in exercising such powers shall be a debt due by the Contractor to the Company which may be deducted from any monies due to the Contractor in accordance with clause 17.1.
22.	INDUSTRIAL RELATIONS

22.1	Contractor Responsible for Industrial Relations
22.1.1.	The Contractor shall be responsible for industrial relations with Contract Personnel. It shall keep the Company fully informed of any disputes, issues or demands by any Contract Personnel or body and any other circumstances which could result in industrial action affecting the normal working of the Site.

22.1.2.	Without limitation to clause 22.1.1, the Contractor shall inform and keep informed the Company of negotiations, relevant to the Site or Works, with industrial unions or other bodies and shall not enter into any industrial agreement or variation of an industrial agreement arising out of such negotiations without obtaining the prior consent of the Company which consent shall not be unreasonably withheld.

22.1.3.	As a condition precedent to the grant of access to the Site the Contractor shall prepare and submit a copy of its Human Resources Management Policy to the Company for its approval. Once approved the Contractor shall not depart from that policy without the prior approval of the Company.
22.2	Labour Reports
22.2.1.	At least 7 days prior to the Contractor requiring any Contract Personnel to enter on or adjacent to the Site it shall provide to the Company the following information in relation to that Contract Personnel.

(a)	name of the Contract Personnel;

(b)	copy of the Contract Personnel’s application form for employment with the Contractor or Sub-Contractor;

(c)	particulars of the Contract Personnel’s classification, duties and qualifications.
22.2.2.	The Contractor shall provide to the Company monthly reports in respect of all Contract Personnel in respect of:
(a)	worker’s compensation;

(b)	legal action;

(c)	sickness;

(d)	absenteeism;

(e)	training and leave rosters;

(f)	breaches of safety requirements;

(g)	total man-hours worked;

(h)	man-hours worked by classification; and

(i)	summary of all injuries, incidents and near-misses.
22.2.3.	The Contractor shall provide to the Company a written report when requested by the Company:
(a)	showing the number of persons employed by the Contractor and any Sub-Contractor engaged by it on the Site each day during any week;

(b)	giving notice of any intended change to that number during the ensuing weeks; and

(c)	the name of any Contract Personnel it is intended to engage whose name has not previously been advised to the Company.
22.3	Control of Contract Personnel
22.3.1.	The Contractor shall ensure that the Contract Personnel engaged in performing the Works are and remain at all times careful, skilled, competent and qualified in their respective trades and callings.

22.3.2.	The Company may reasonably object to and direct the Contractor to remove or have removed from the Site within such time as the Company directs any Contract Personnel who in the opinion of the Company misconducts himself or herself or is incompetent or negligent in the performance of his or her duties.

22.3.3.	The Contractor shall comply with such direction and any such Contract Personnel shall not be further engaged in, upon or about the Site without the prior approval of the Company.

22.3.4.	In connection with the provision of the Works and in relation to the Contract Personnel the Contractor shall ensure that it complies with all Applicable Laws applicable to the Works including without limitation laws, by-laws and regulations relating to safety and the mining industry generally.

22.3.5.	The Contractor shall ensure and cause its Sub-Contractors to ensure responsible behaviour from all Contract Personnel. Drugs and alcohol are prohibited on Site and all Contract Personnel shall be subject to the policy of the Company regarding fitness for work, which may include random testing.
22.4	Access to Site

The Contractor shall not and each Contract Personnel shall not commence work on the Site unless:
(a)	The Contractor and the Contract Personnel have undergone the Induction Programme. The Contractor shall promptly send to the Company evidence of each Contract Personnel’s Induction Programme;

(b)	each Contract Personnel has been provided with a copy of the safe working procedures, as approved by the Company, for the Plant and Equipment to be operated by the Contract Personnel and which shall be provided by the Contractor to its Contract Personnel; and

(c)	all persons entering the site wear a form of identification satisfactory to the Company. The Company shall have power to refuse to admit any person to the Site.
22.5	Vehicle Access

Entry of vehicles to the Site will be only with passes issued by the Company.

22.6	Content of Induction Programme
22.6.1.	As a condition precedent to the grant of access to the Site the Contractor shall prepare and submit a copy of its proposed induction programme to the Company for its approval.

22.6.2.	The Contractor shall make such modifications and amendments as directed by the Company to any draft induction programme until the same has been accepted by the Company in its complete discretion.

22.6.3.	Any approval by the Company of an Induction Programme shall not relieve the Contractor from responsibility for the conduct and safety of the Contract Personnel which at all times shall be borne by the Contractor.

22.6.4.	The Contractor shall review the Induction Programme on an ongoing basis and will advise the Company of any proposed changes which shall be approved in the same manner set out in clause 22.6.2.
22.7	Operations at Site

The Contractor shall not do or omit to do anything which could in the opinion of the Company interfere with, prejudice or disrupt the safe and efficient operation of the Site. Without limiting the generality of the foregoing, the Contractor will not:
(a)	vary its Human Resources Management Policy without the consent of the Company;

(b)	vary its rosters and hours without the consent of the Company;

(c)	have or allow any Contract Personnel to be affected by or under the influence of drugs or alcohol on the Site (except prescribed drugs taken in accordance with medical advice which is certified by a medical practitioner as not affecting fitness for work);

(d)	have or allow any Contract Personnel to be affected by fatigue to an extent which would effect their fitness for work or constitute a risk to the safe conduct of the Works or other people on the Site;

(e)	have any Contract Personnel adversely affect the operations of the Site or employer/employee relations of any other contractor on Site; and

(f)	do any act or thing which might adversely affect the operations of the Site or the employer/employee relations of any other contractor on Site.
22.8	Privacy Act 1988

In carrying out its obligations under this clause 22, each party must comply with their respective obligations under the Privacy Act 1988 (Cth) and must not do any act that puts the other party in breach of its own obligations under that act.
23.	SAFETY

23.1	Safe working practices
23.1.1.	The Contractor shall be responsible for the safe performance of the Works and all Contract Personnel at all times during the Contract Period.

23.1.2.	The Contractor must provide and maintain, and ensure that all Contract Personnel observe at all times, a safe system of work which complies with all Applicable Laws and best safe working practices including but not limited to those contained in the Specifications.

23.1.3.	The Contractor must provide Contract Personnel with all safety clothing and safety equipment necessary to protect them against anything that may result in injury to the person or harm to the health of the person at the Site.

23.1.4.	The Contractor must, in the performance of the Works:
(a)	act in a skilful, diligent, workmanlike, careful, safe and proper manner; and

(b)	act in accordance with standards and practices normally exercised by a professional in the performance of the same or similar services in the same or similar industry.
23.1.5.	The Contractor must:
(a)	provide each Contract Personnel with a copy of the safe working procedures for each item of Plant and Equipment to be used or operated by that Contract Personnel a reasonable time before the item of Plant and Equipment is used or operated by the Contract Personnel; and

(b)	upon demand by the Company, provide evidence that any Contract Personnel operating an item of Plant and Equipment is competent and fully understands all safety procedures relating to the operation of that Plant and Equipment.
23.2	Compliance with Directions Concerning Applicable Laws

The Contractor, Sub-Contractors and all Contract Personnel must at no additional cost to the Company, obey all directions given by any officer acting within the authority conferred on him or her by any Applicable Law in any matter pertaining to the safety of persons or property or the proper compliance with any Applicable Law which it is that officer’s duty to enforce.
23.3	Access
23.3.1.	The Contractor must ensure that the Site and the means of access to and egress from places on the Site at which Contract Personnel have occasion to work at any time are such that Contract Personnel’s exposed is minimised from anything that may result in injury to the person or harm to the health of the person.

23.3.2.	If it is necessary or expedient for Contract Personnel to pass through other parts of the Company’s premises to reach the Site or the Contractor’s work area, the Contractor and the Contract Personnel must use those roads and paths designated by the Company from time to time.

23.3.3.	The Contractor shall ensure that its Contract Personnel do not access or use any road, path or other area which has not been directed for the Contractor’s use by the Company.

23.3.4.	The Contractor shall avoid interference with or damage to all property on or adjacent to the Site and shall provide temporary protection for and repair and reinstate all damage caused to the Site by it and any Contract Personnel.
23.4	First Aid
23.4.1.	The Contractor must ensure there is sufficient first aid supplies and services available to treat Contract Personnel and visitors to the Site for injuries which may reasonably be anticipated to occur on Site, or at an operating mine.

23.4.2.	Without limitation to clause 23.4.1, the Contractor shall:
(a)	supply and maintain throughout the Contract Period an appropriate first aid post which is sufficiently provisioned to supply first aid treatment;

(b)	ensure that, at all times during which Works are being undertaken on the Site, there is a designated person on Site responsible for the provision and supervision of first aid on Site and that such person is trained in first aid to a standard acceptable to the Company;

(c)	ensure that sufficiently provisioned first aid kits/boxes are maintained in all vehicles, major installations, underground areas and in close proximity to each working area;

(d)	ensure that all Contract Personnel are trained in first aid to a standard acceptable to the Company and constitute such proportion of the Contract Personnel as is specified by the Company from time to time or as otherwise is reasonably required to ensure the safe carrying out of the Works;

(e)	there is at all times a vehicle on Site which is suitable to be used as an underground ambulance with sufficient first aid provisions and services available for that vehicle.
23.5	Emergency Response Plan
23.5.1.	The Contractor must prepare and provide to the Company for its review prior to the commencement of the Works an emergency response plan setting out the actions to be taken upon an emergency occurring on the Site. Upon receiving the comments of the Company, if any, the Contractor will prepare a final emergency response plan and test such plan with such practice drills as may be reasonably necessary from time to time. The approval by the Company of any emergency response plan shall not relieve the Contractor from its responsibility in relation to the carrying out of the Works or the safety of any of the Contract Personnel.
23.6	Incident reports

The Contractor must report immediately to the Company and provide the Company with full details of any near miss incident, injury or dangerous circumstance in accordance with the Company’s accident and incident reporting procedures contained in the Scope of Work or elsewhere in the Contract as amended from time to time.
23.7	Details
The Contractor must provide the Company promptly with details of any damage to the Company’s property or damage or injury to the property or person of any third party and any possible effects on the Contract Programme or the performance of the Works.
23.8	Company’s inspection
The Contractor must permit, and obtain any further permission necessary to enable, the Company or its nominee to undertake investigations, inspections and interviews and take statements from the Contractor and Contract Personnel as and when considered appropriate by the Company in order to determine:
(a)	the causes of any incident, injury or dangerous circumstance; and

(b)	its effect, if any, on the Contract Programme or the performance of the Works.
24.	ENVIRONMENTAL PROTECTION
24.1	Preservation of flora and fauna
24.1.1.	The Contractor must not remove or cause or permit damage or injury to any existing vegetation (alive or dead) or fauna except to the extent that any removal of or damage to vegetation is essential for performance of the Contract. Written approval must be obtained from the Company before any vegetation is removed or damaged. Topsoil must be removed and stockpiled prior to any excavation or construction.

24.1.2.	The Contractor shall not permit without written approval of the Company:
(a)	vehicles to be driven off designated roads, except where specifically required by the Specifications or the Scope of Work;

(b)	fires of any type to be started, except where specifically required by the Specifications or the Scope of Work;

(c)	excavations to be dug or cut, except where specifically required by the Specifications or the Scope of Work;

(d)	firearms or other items constituting offensive weapons to be brought on to the Site;

(e)	allow dogs, cats or other domestic pets to be brought on to the Site.
24.1.3.	Use of unformed tracks by the Contractor on the Site shall be minimised particularly in wet weather conditions.

24.2	Compliance
24.2.1.	Without limiting the generality of clause 11, in the performance of the Works, the Contractor must ensure that its performance of the Works complies with, and does not breach, the environmental requirements of all Applicable Laws and other environmental requirements applicable to the Works.

24.2.2.	Subject to clause 24.2.1, the Contractor must:
(a)	comply with, and ensure that all Contract Personnel comply with, all directions issued by the Company’s Representative which relate to the rehabilitation, protection and management of the environment;

(b)	ensure that smoke, dust and other air contaminants are not unlawfully discharged into the atmosphere from any source whatever;

(c)	use in the performance of the Works, Plant and Equipment which does not cause excessive noise emission and which complies with, and does not breach, the requirements of all Applicable Laws for the operation of plant and equipment;

(d)	ensure that at all times its operations are contained within the designated Site areas and access roads and in particular that disturbance to land and vegetation on either side of designated approved roads is avoided;

(e)	not carry out any work likely to result in soil degradation or contamination of any nature during the performance of the Works;

(f)	exercise all reasonable care to prevent pollution and comply with all Applicable Laws and Applicable Standards regarding pollution and the storage of potential pollutants;

(g)	the Contractor shall be responsible for:
(i)	safe transportation, storage and usage of potential pollutants brought on Site for the performance of the Works;

(ii)	safe disposal off the Site in areas approved by the Company of all pollutant or waste material arising from performance of the Works; and

(iii)	the design, supply, installation, licensing, commissioning, maintenance, monitoring and rectification of all hydrocarbon storage required for the Works;
(h)	keep the Site clean and tidy as Works proceed and shall regularly remove rubbish and surplus material arising from the performance of the Works; and

(i)	not bring on Site any radioactive material unless the Contractor complies with all Applicable Laws and has first received the prior written approval of the Company.
24.2.3.	For the purposes of this clause 24.2, 24.2pollutant and waste material include, without limitation, any chemical, motor fuel, oil, lubricant, tyres or other consumable, paint, solvent, concrete, rubble, derelict plant, equipment, refuse, materials (solid, liquid or gas) dumped, spilled, released or leaked from any container, vessel or Plant and Equipment.

24.2.4.	Any incident involving pollution of the environment must be immediately notified in writing to the Company.

24.2.5.	The Contractor must take all reasonable measures to instruct Contract Personnel how to prevent pollution. The Contractor shall at its own expense and to the satisfaction of the Company clean up any pollution caused by it, its Contract Personnel or its Sub-Contractors.
24.3	Heritage
24.3.1.	All fossils, flora and fauna, sites, artefacts and objects of antiquity or of anthropological or archaeological interest found on the Site during the performance of the Works shall be and remain the property of the person entitled to the same under any Applicable Law, except that if such person is the Contractor, any Sub-Contractor or Contract Personnel, then the item shall be the property of the Company.

24.3.2.	The Contractor must notify the Company if it finds any items the subject of clause 24.3.1 and must take all necessary action to prevent damage or injury to the same.
24.4	Rehabilitation of Disturbed Ground

The Contractor must consult the Company with regard to rehabilitation of the Site but in the absence of specific instructions the following procedures shall apply:
(a)	any rubble, building material, derelict equipment or any form of rubbish shall be regularly removed from the Site to a disposal area approved by the Company;

(b)	any mounded soil debris or tree mulch shall be regularly raked from the edges of natural vegetation on to disturbed areas;

(c)	any disturbed areas including nominated roads and access tracks shall be ripped along the contour to at least 500mm (less in sandy ground) and shaped to match the surrounding ground surfaces;

(d)	ripline spacing (single tyne) shall be no more than 1 metre apart. (In lightly compacted ground grader tyning may be sufficient);

(e)	waste rock and waste soil dumps shall be maintained by the Contractor ensuring that the mullock from underground or soil is dumped within the toe pegs, the dump is kept levelled for safe vehicle access and the dumping is carried out to be within the levels stated in the Specifications;

(f)	all re-shaped and ripped surfaces shall be left rough;

(g)	drainage channels are not to be disturbed without prior consultation with the Company;

(h)	prior to disturbance of any material, topsoil and vegetation must be stripped and stockpiled for back blading after slope re-profiling.
Final rehabilitation requirement such as profiling, topsoil placement, revegetation, etc. will be completed by the Company.
24.5	Community Relations

The Contractor and Contract Personnel shall ensure that the good relations established with surrounding land owners are maintained by ensuring permission is sought before entering their property, that gates are left as found and that stock, vegetation and water sources are not interfered with.

25.	TESTS

25.1	Contractor’s Tests

The Contractor must conduct Tests in accordance with the Contract and as required under any Applicable Laws or Applicable Standards. Results of Tests conducted by the Contractor must be promptly given by the Contractor to the Company.

25.2	Company’s Tests

The Company may make or cause to be made such Tests as it considers appropriate and shall make any Tests which it is required to make by the Contract. The Contractor shall provide such assistance and samples and make accessible such Plant and Equipment at locations as the Company considers necessary to carry out such Tests.

25.3	Cost of Tests

Costs of Tests which are not provided for in the Contract but are carried out by or at the direction of the Company (except for tests resulting from a default by the Contractor) shall be borne by the Company.

25.4	Notice of Test

The party obliged to carry out a Test or requiring a Test to be made must give the other party not less than 24 hours’ notice of the date on which the Test is to be made. The Test shall be commenced on the specific date. The other party shall be entitled to be represented but if it fails to attend the Test shall proceed without it.

25.5	Delays

If a party unduly delays making a Test which it is obliged to make then the other party may by notice to the delaying party require the Test to be commenced within 24 hours of the giving of the notice. If the delaying party fails to commence the Test during that period of 24 hours the other party may proceed with the Test at the delaying party’s risk and expense.

25.6	Repeat of Test

Any Test shall be repeated if so required by either party. If the repeat Test confirms the previous Test all costs in relation to the repeat Test shall be paid by the party requiring it but otherwise shall be paid by the party obliged to make the original Test.

25.7	Rectification work

If a Test reveals that any part of the Works is not in accordance with the Contract the Contractor, at its cost, must forthwith re-perform that part of the Works before proceeding with any other work which may be affected by that part of the Works. On completion of the re-performance of the Works the relevant Works shall again be tested at the cost of the Contractor.

25.8	Failure to carry out Tests

If the Contractor fails to carry out any Test which it is required to carry out before the issue of the Certificate of Final Completion the Contractor shall not be relieved from its responsibility to carry out any such Tests.

26.	SUPERVISION AND INSPECTION

26.1	Company’s authority

The Company shall be the initial judge of whether any work performed or Goods supplied are in accordance with the Contract and to the standard, quality and finish required by the Contract. If the Contractor serves written notice on the Company that it disagrees with any such judgement made by the Company within 7 days of the Contractor becoming aware of such judgement, the matter will be resolved in accordance with the dispute resolution procedures in clause 41. Otherwise the Company’s judgement shall be final and binding.

26.2	Access by Company

The Contractor shall ensure that the Company’s Representative and any other person authorised by the Company at all times has access to the Site. The Contractor shall provide all access at all times and facilities necessary for the supervision, inspection and testing the Works and Goods at any place where the Works or any part thereof is being performed or any Goods are stored.

26.3	Re-performance

If the Company believes that part of the Works is below standard, the Company may at any time during the Contract Period direct the Contractor to re-perform that part of the Works and the Contractor must comply with that direction. If it is found subsequently that the Works were originally performed in accordance with the Contract, the expense incurred in re-performing the Works shall be borne by the Company. If the Works are found not to have been performed in accordance with the Contract, the expense so incurred, including the costs of re-performing the Works and any performance and rectification of other Work shall be borne by the Contractor.

26.4	Inspection

Notwithstanding clause 26.3, if the Company gives the Contractor reasonable notice that it wishes to inspect the performance of any Works and the Contractor performs those Works without first giving the Company reasonable opportunity of making an inspection, any expense incurred as a result of re-performing Works shall be borne by the Contractor.

26.5	Contractor’s Assistance

The Contractor will ensure that the Contractor’s Representative is available at all reasonable times to assist and accompany the Company’s Representative and any other person authorised by the Company to inspect the Works.

26.6	Contractor’s responsibility

Any action taken by the Company under this clause 26 shall in no way relieve the Contractor from full responsibility for and the performance of the Works and its other obligations under the Contract.

27.	VARIATIONS

27.1	Circumstances
27.1.1.	During the Contract Period the Contractor must not:
(a)	alter, amend, omit, add to or otherwise vary any of the Works; or

(b)	vary the Production Rate; or

(c)	vary the Contract Programme; or

(d)	vary the method of performance of the Works; or

(e)	otherwise vary or deviate from the Contract.
unless the Company has:
(f)	at its own initiative, by notice directed to the Contractor to do so; or

(g)	approved whether conditionally or unconditionally, a request from the Contractor to do so.

27.1.2.	The Contractor must comply with any notice by the Company and shall be bound by the same conditions as though the contents of the notice and any variation thereby made were included in the Contract provided the nature of the works or services are included in the Scope of Work.

27.1.3.	The Company will not direct a variation to the Production Rate which is above the capacity of the Contractor’s Major Plant and Equipment as varied from time to time in accordance with this Contract.
27.2	Continuation of the Works

No disagreement or dispute referable to this clause 27 shall entitle the Contractor to refuse to commence or to cease work in respect of any variations approved or directed by the Company or in any way relieve the Contractor from its other obligations to perform the Works in accordance with the Contract.

27.3	Not Used

27.4	Variation Procedure

If during the Contract Period, the Contractor or the Company become aware of a change in the cost due to a Latent Condition existing in the Works and in the case of the Contractor it has notified the Company, in line with the requirements of Clause 3.5 of these General Conditions, then the Company may direct and approve a variation to all the rates affected by the Latent Condition contained within the Schedules. The new or adjusted rates will be paid in the next available monthly invoice claim and it will be paid in accordance with the requirement of Clause 3.5.

If during the Contract Period, the Contractor or the Company become aware of a change in the cost for any reason other than a Latent Condition existing in the Works, then the Company may direct and approve a variation to all the rates affected the change and contained within the Schedules. The new or adjusted rates will be paid in the next available monthly invoice claim and where appropriate will be back dated to the commencement of the change in cost.

28.	NOT USED

29.	PRACTICAL COMPLETION

29.1	Certificate of Practical Completion
29.1.1.	The Contractor shall give the Company Representative at least 45 days written notice of the date upon which the Contractor anticipates that Practical Completion of the Works will be reached.

29.1.2.	When the Contractor is of the opinion that Practical Completion has been reached, the Contractor shall in writing request the Company’s Representative to issue a Certificate of Practical Completion. The Company will then inspect the Works and conduct any tests it may require and either give the Contractor a Certificate of Practical Completion or notify the Contractor of any work under the Contract remaining to be completed.

29.1.3.	If the Company Representative is of the opinion that Practical Completion has been reached, the Company Representative may issue a Certificate of Practical Completion even though the Contractor has not made a request for its issue.

29.1.4.	The Certificate of Practical Completion shall specify:
(a)	the date of take over of the Works;

(b)	any matters, omissions or defects which the Contractor must still complete or make good (including demobilisation) in accordance with the Contract; and

(c)	the date by which the Contractor must complete or make good such matters, omissions or defects and if no date is specified the Contractor shall complete or make good such matters, omissions or defects within 30 days after the date of issue of the Certificate of Practical Completion.
29.2	Company’s rights on Practical Completion
29.2.1.	The Company may occupy and use the Works upon the issue of a Certificate of Practical Completion.

29.2.2.	Occupation or use by the Company of the Works under this clause will not relieve the Contractor from full responsibility for bringing the Works to Final Completion and the performance of its other obligations under the Contract.
29.3	Contractor’s rights on Practical Completion
29.3.1.	Upon the issue of a Certificate of Practical Completion the Contractor shall demobilise such of the Plant and Equipment, Goods and Temporary Works as will not be required to carry out the rectification of any omissions or defects or other matters which should be made good pursuant to this Contract and to allow any other contractor of the Company to carry out works at the Site.
30.	FINAL COMPLETION

30.1	Time

The Contractor must bring the Works to Final Completion in accordance with the Contract and the Contract Programme by the Date for Final Completion.

30.2	Notification

The Contractor must notify the Company when the Contractor considers the whole of the Works have been performed in accordance with the Contract and Final Completion has been achieved.

30.3	Final payment claim
30.3.1.	When giving notice under clause 30.2, the Contractor must also submit to the Company its final claim for payment including:
(a)	for any Variations;

(b)	for any alleged breach of the Contract by the Company; and

(c)	for any other matter for which the Contractor is entitled to claim whether pursuant to the Contract or otherwise.
30.3.2.	The Company shall make payment of the final claim for payment in accordance with clause 14.

30.3.3.	Upon receipt of the notice referred to in clause 30.2, the Company shall make an inspection of the Works and conduct any Tests which the Contract or the Company may require and then notify the Contractor of Works which the Company considers is defective or incomplete and which requires remedial work or re-performance in order to comply with the Contract.

30.3.4.	The Contractor, at its own expense, must make good or re-perform the Works or any part thereof which the Company notifies the Contractor is defective or incomplete.

30.3.5.	When the Contractor considers remedial work has been performed the Contractor must give the Company a further notice under clause 30.2 and submit to the Company a replacement final claim for payment under clause 30.3.1.

30.3.6.	Upon receipt of the notice referred to in clause 30.3.5 the Company shall make an inspection and conduct any Tests which the Contract or the Company may require in respect of any Works where the Company considered remedial work or re-performance was required and then notify the Contractor of any Works which the Company considers are still defective or incomplete and which require further remedial work.

30.3.7.	The procedure specified in clauses 30.3.5 and 30.3.is to be followed until the Company is satisfied that the Contractor has achieved Final Completion.

30.3.8.	If the Contractor is unable or unwilling to do any remedial work or re-perform any Works required under clause 30.3.4 immediately then the Company may, by its own or other workmen and without prejudice to any other rights which it may have against the Contractor, perform such work as it considers necessary. The Company may recover all costs and charges properly incurred by the Company in performing the work as a debt due to the Company by the Contractor under clause 17.1.

30.4	Certificate of Final Completion

Upon the Company being satisfied that the Works have reached Final Completion and that the Contractor has satisfactorily performed, without exclusion, all of its obligations under, and in accordance with, the Contract the Company shall issue a Certificate of Final Completion.

31.	EFFECT OF CERTIFICATE

31.1	Certificate of Final Completion

The issue of a Certificate of Final Completion shall not constitute a release of the Contractor in respect of any work or other matter in respect of which it is issued. Nor shall any such Certificate:
(a)	be taken as an admission of the proper performance of the Contract or any part thereof or of the accuracy of any claim or demand made by the Contractor; or

(b)	be taken as an admission of any altered, amended, omitted, additional or otherwise varied work having been directed or permitted by the Company; or

(c)	negate or prejudice any of the rights, powers and remedies of the Company.
32.	GUARANTEE AND MAINTENANCE

32.1	Guarantees

The Contractor guarantees the Works and each part thereof against any defect under normal working conditions for a period of 12 months, or such other period as is specified in the Contract, after the Date of Final Completion.

32.2	Remedial work

The Contractor, at its own expense, must make good or re-perform (so that the same are in a proper and safe working condition as soon as possible) any part of the Works which the Company notifies the Contractor is defective or not in compliance with the Contract. The Contractor shall be responsible for any damage to property of the Company to the extent caused directly or indirectly by the defect or by the making good or re-performance.

32.3	Notification

The Contractor must notify the Company before it commences any remedial work and ensure that remedial work does not interfere with or disrupt the normal activities of the occupants of the Works, without prior written permission from the Company.

32.4	Further Tests

If any remedial work undertaken under clause 32.2 affects or is likely to affect the Company’s efficient operations the Company may, within 30 days after completion of the remedial work, notify the Contractor that further Tests are to be made in accordance with clause 25 to identify any further defects, damage or inefficiencies. The costs of such further Tests shall be borne by the Contractor.

32.5	Failure to remedy

If the Contractor fails to remedy any defect in the Works as soon as possible and ensure continuity or early resumption of the Company’s operations, the Company may remedy any defect at the risk and expense of the Contractor without prejudice to any other rights which the Company may have against the Contractor in respect of the defect.

32.6	Additional Remedies

The provisions of this clause 32 are in addition and without prejudice to any condition or warranty expressed or implied by any Applicable Law, common law or otherwise. For the purposes of this clause 32 the Contractor contracts on its own behalf and on behalf of, and as trustee for, its Sub-Contractors.

32.7	Trade warranties
32.7.1.	The Contractor must obtain all usual and customary trade warranties from its Sub-Contractors, manufacturers and suppliers and ensure that the Company has the benefit of the warranties.

32.7.2.	If any warranties from Sub-Contractors, manufacturers and suppliers continue longer than the periods specified in clause 32.1, the Contractor must, at the Company’s request and cost, assign to the Company the benefit of each such warranty for the period thereof unexpired at the end of the periods specified in clause 32.1.
32.8	Failure to Perform Remedial Work

If the Contractor is unable or unwilling to do any remedial work required under clause 32.2 immediately then the Company may, by its own or other workmen and without prejudice to any other rights which it may have against the Contractor, perform such work as it considers necessary. The Company may recover all costs and charges properly incurred by the Company in performing the work as a debt due to the Company by the Contractor under clause 17.1.

32.9	Exchange of Release Certificates

Upon the expiration of the guarantee and maintenance period under this clause, and provided there are no outstanding claims by either party against the other, the parties shall execute and deliver to each other releases in the form of ANNEXURE 1.

33.	SUSPENSION OF WORK

33.1	Notice

The Contractor shall suspend the whole or any part of the Works on receipt of notice to do so from the Company. The Company’s notice must specify that it is given pursuant to this clause. The Contractor must do everything possible to minimise any cost or expense consequent on the suspension. The suspension will not terminate the Contract.

33.2	Compensation

Subject to prior substantiation to the Company’s satisfaction, the Company shall reimburse the Contractor any reasonable costs and expenses which the Contractor incurs as a result of suspension of the Works following a notice from the Company under clause 33.1 unless and to the extent that the suspension is due to some cause attributable to the Contractor.

33.3	Recommencement

When the reason for any suspension no longer exists, the Company shall direct the Contractor to recommence work and the Contractor must immediately comply with the direction.

34.	INDEPENDENT CONTRACTOR

34.1	Status

The relationship between the Company and the Contractor is a relationship of principal and independent contractor and nothing contained in the Contract shall be construed so as to create a relationship of employer and employee, principal and agent or of partnership between the Company and the Contractor.

34.2	Best Practice

The Contractor must perform the Works with diligence care and skill and in accordance with:
(a)	best practices prevailing in the industry;

(b)	the Contract including any directions given by the Company or the Company’s Representative pursuant to the Contract; and

(c)	any constraints prescribed in agreements between the Company and owners, lessees or occupiers of land at or in the vicinity of the Site, details of which are provided to the Contractor.
34.3	Local Labour and Services

In carrying out the Works the Contractor will give preference to the use of local labour and service providers provided that nothing in this clause will require the

Contractor to employ any person or use any services where they are otherwise not competitive or are inferior to competing persons or services.

35.	DEFAULT BY CONTRACTOR

35.1	Events

If the Contractor:
(a)	fails to perform or observe any material obligation, term, condition or stipulation in the Contract; or

(b)	without the approval of the Company wholly or substantially suspends the performance of the Works at any time; or

(c)	fails to proceed with the Works in accordance with the Contract Programme or otherwise with due diligence and in a competent manner; or

(d)	fails to comply with a notice from the Company and as a result performance of any part of the Works is materially affected; or

(e)	breaches the Contract in a manner which, in the opinion of the Company, causes or could cause a risk to the safety of persons or property; or

(f)	refuses or neglects to comply with any written direction of the Company or the Company’s Representative;
the Company may give written notice to the Contractor that it is in default under the Contract, in accordance with clause 35.2.
35.2	Notice
35.2.1.	The Company may, in the event of a default as described in clause 35.1, give notice to the Contractor:
(a)	in the case of a default which is capable of remedy, of its intention to exercise its rights under clause 35.3 on the expiration of 14 days from the date of the notice if the default is not remedied within that time; or

(b)	in the case of a default which is not capable of remedy, of its intention to exercise its rights under clause 35.3 without further notice.
35.2.2.	Any such notice shall specify that it is a notice given pursuant to this clause 35.2.
35.3	Failure to remedy
35.3.1.	If the Contractor fails within 14 days after receipt of a notice given under clause 35.2.1(a)35.2.1(a) to remedy the default or if the Company gives notice under clause 35.2.1(b) then the Company may, without prejudice to any other rights or remedies of the Company under the Contract or otherwise, at any time thereafter exercise all or any of the following rights:
(a)	wholly or partly suspend payment under the Contract until the default has been remedied;

(b)	take the Works remaining to be completed wholly or partly out of the hands of the Contractor or any other person in whose hands performance of the Works or any part thereof may be;

(c)	direct the Contractor to cease work and pay the Contractor no further money until the Contractor is ready to resume work to the Company’s satisfaction without liability on the part of the Company to the Contractor for compensation;

(d)	immediately remedy at the Contractor’s cost, the default specified either by itself or by third parties, and in doing so, may use the Goods and the Plant and Equipment to do so;
35.3.2.	Where the Company has issued a notice under clause 35.2, the Contractor must not remove from the Site any Plant and Equipment or any Goods until the matters specified to be unsatisfactory are remedied.

35.3.3.	If the Company uses Plant and Equipment which is in the possession of the Contractor at the date of the notice under clause 35.2, the Company is responsible for carrying out routine maintenance of the Plant and Equipment and returning it to the Contractor on completion of the Works provided that the Company shall be liable to the Contractor for any deterioration in the condition of the Plant and Equipment while it is in its possession, other than fair wear and tear.

35.3.4.	The Company is entitled to a lien over any Plant and Equipment owned by Contractor while there is any debt owed to the Company. The lien shall be deemed to arise automatically upon the debt arising and be limited to the quantum of the debt.
35.4	Termination of Contract
If the Company terminates the Contract pursuant to clause 36:
(a)	the Contract shall be terminated from the date of the relevant notice but without prejudice to any other rights or remedies of the Company under the Contract or otherwise; and

(b)	as and when required by the Company (and not before) the Contractor shall remove from the Site any Temporary Works, Plant and Equipment and other property of the Contractor. If the Contractor fails to do so, not less than 14 days after written notice by the Company to the Contractor of its intention to do so (but without being responsible for any loss or damage), the Company may remove and/or dispose of any such Temporary Works, Plant and

Equipment or other property. The Company may credit to the Contractor’s account an amount equal to the proceeds from any sale.
35.5	Costs of Works

As soon as practicable after termination the Company shall ascertain the amount of costs incurred by the Company and the amount of any loss or damage or both caused to the Company as a result of the termination and any other liability of the Contractor to the Company under the Contract. If such amounts exceed any moneys due from time to time to the Contractor under this Contract, any deficiency shall be a debt due by the Contractor to the Company which may be recovered from any moneys held from time to time by the Company on the Contractor’s account or by proceedings in any court of competent jurisdiction.

35.6	Company’s other rights

No action taken by the Company under this clause 35 or under clause 36 shall prejudice:
(a)	the rights, remedies, powers, authorities and discretions of the Company and the liabilities and obligations of the Contractor which have accrued prior to termination of the Contract all of which shall continue in full force and effect as if there had been no termination of the Contract; or

(b)	the rights of the Company to deduct moneys pursuant to clause 17.1 which shall survive such termination; or

(c)	the rights of the Company to recover from the Contractor any moneys from time to time payable to the Company by the Contractor whether under or in relation to the Contract or otherwise.
36.	INSOLVENCY OF CONTRACTOR

36.1	Notification

If the Contractor becomes insolvent or has a receiving order made against it or compounds with its creditors or, being a corporation, commences to be wound up (not being a members’ voluntary winding up for the purpose of amalgamation or reconstruction) or an administrator is appointed or it carries on its business under a controller, managing controller, receiver, receiver and manager, manager, trustee, liquidator or provisional liquidator for the benefit of its creditors or any of them, the Company may exercise its rights pursuant to clause 36.2.

36.2	Company’s rights

On the occurrence of any of the events described in clause 36.1 the Company may either:
(a)	terminate the Contract forthwith by notice to the Contractor, administrator, controller, managing controller, receiver, receiver and manager, manager, trustee, liquidator or provisional liquidator or to any other person in whom the Contract may have become vested and proceed in accordance with clause 35; or

(b)	by notice give to the administrator, controller, managing controller, receiver, receiver and manager, manager, trustee, liquidator or provisional liquidator or other person as aforesaid the option to perform the Works in accordance with the Contract, subject to him or her providing a guarantee for the due and faithful performance of the Contract (satisfactory to the Company) up to the value of the Works as certified by the Company for the time being remaining to be performed.
36.3	Exercise of option

Any exercise of the option under clause 36.2(b) must be made within 14 days of receipt of the notice from the Contractor.

37.	COMPANY’S DEFAULT

37.1	Contractor’s rights
37.1.1.	In the event of any default by the Company or any breach or alleged breach of the Contract by the Company then if the sole consequence of such default or breach is a direct adverse impact on the Contractor’s ability to comply with the Contract Programme the Contractor’s rights and remedies shall be limited to submitting a claim for a variation to the Contract Programme.

37.1.2.	To the extent that the Company’s default or breach does not solely affect the Contractor’s ability to comply with the Contract Programme, the Contractor shall be entitled to exercise its other rights at law.
37.2	Limitation of damages

Notwithstanding anything in the Contract express or implied neither party shall be entitled to recover any damages for business interruption or loss of actual or anticipated profits or any consequential, special, contingent or penal damages whatsoever.

38.	NOT USED

39.	CONFIDENTIALITY

39.1	Confidentiality

The parties acknowledge that during the negotiation of the Contract and during the Contract Period the Company has and will provide the Contractor with certain confidential, non-public or proprietary information concerning its operations or affairs and the Works. Such information includes, without limitation, the terms of the Contract and all commercial and technical information supplied to or received by the Contractor, its Sub-Contractors, servants or agents from the Company or acquired by the Contractor, its Sub-

Contractors, servants or agents in any manner whatsoever in the course of performing the Works, whether acquired before or after the date of the Contract, together with all analyses, compilations, data, studies, reports or other documents prepared by the Contractor, its Sub-Contractors, servants or agents containing or otherwise reflecting or generated from such information.

39.2	Use of Information

The Contractor has permission to use the Information for the purpose of performing the Works. In consideration of this, the Contractor agrees that:
(a)	it will treat the Information as private and confidential and shall not use the Information, or any part thereof, for any purpose other than in the course of performing the Works and meeting its obligations under the Contract; and

(b)	it shall not either during the Contract Period or for a period of five years after the expiration of the Contract Period use the Information to the detriment of the Company in any manner or divulge the Information to any person other than those whose duties and functions require a knowledge of or access to the Information for the purpose of the Contract without the prior written consent of the Company, except:
(i)	to the extent required by any Applicable Law or the order of a court which has jurisdiction over the affairs of the Contractor;

(ii)	where the relevant Information is in or enters the public domain through no fault of the Contractor or the Contract Personnel; or

(iii)	where the Contractor can prove it lawfully obtained the relevant Information from sources other than the Company or it already had the relevant Information in its possession prior to receiving it from the Company.
39.3	Return of Information

The Company may at any time request the return or destruction of all or any part of the Information in whatever form it then exists and the Contractor shall comply forthwith with any such request. Upon the completion or termination of the Contract or upon the Contractor ceasing to use the Information for the purposes of the Contract the Contractor must return all Information to the Company.

39.4	Other parties

The Contractor shall ensure that its directors, partners, servants, agents and Sub-Contractors maintain the confidentiality of the Information in the same manner as the Contractor is required to do.

39.5	Publicity

The Contractor shall not:
(a)	make any public statements or releases to the media concerning the Works or this Contract;

(b)	give any undertakings to or disclose or discuss any aspect of the Works to or with any government department, agency or statutory authority;
without the prior written approval of the Company unless required by any Applicable Law in which case the Contractor will prepare and submit to the Company for its approval a draft of the proposed statement or release before making or releasing it which approval is not to be unreasonably withheld.

39.6	Photography and signs
39.6.1.	Except for the purposes of the Contract, other than with the prior consent of the Company, the Contractor must not:
(a)	take or allow to be taken any photograph , sketch or visual image of the Works, the Site or any part of the Company’s premises or operations;

(b)	erect or allow to be erected or paint or allow to be painted any sign on the Site; or

(c)	in any way advertise itself at the Site or in connection with the Works.
39.6.2.	The Company will not unreasonably refuse permission for publicity photographs to be taken but such photographs must be approved by the Company before publication.
40.	ASSIGNMENT

40.1	Approval by Company

The Contractor must not assign, mortgage, charge or encumber the Contract or any part thereof or any benefit, moneys, or interest under the Contract without the Company’s prior written consent which will not be unreasonably withheld.

40.2	Contractor’s Responsibility

Approval by the Company of any assignment shall not release the Contractor from any of its obligations under the Contract. The Contractor shall at all times remain fully responsible to the Company for the performance or non-performance and for the acts and omissions of any assignee.

41.	DISPUTE RESOLUTION

41.1	Settlement of Disputes

If an unresolved dispute or difference between the Contractor and the Company arises out of or in connection with the Contract, either party shall deliver to the other party a notice in writing adequately identifying and providing details of the dispute. Any such dispute or difference must be resolved as set out in this clause 41.

41.2	Senior Representatives Meeting

If the parties fail to resolve the dispute or difference within 14 days after receipt by the other party of the notice served pursuant to clause 41.1, each party must within a further 14 days nominate a senior representative, with authority to settle the dispute, to meet at a mutually convenient location within 28 days after receipt of the nominations.

41.3	Reference to Court
41.3.1.	If the representatives nominated pursuant to clause 41.2 are unable to resolve the dispute, or agree on a procedure to resolve the dispute, to the mutual satisfaction of the parties within seven days after the commencement of the meeting of the representatives or within 50 days after the date upon which notice was given pursuant to clause 41.1, whichever is the earlier, then either party shall have the right to pursue the resolution of the dispute by reference to a court of law.

41.3.2.	Compliance by a party with the procedures of clauses 41.1, 41.2 and 41.3.1 is a condition precedent to that party being entitled to pursue any relief or remedy from any court.
42.	NOTICES

42.1	Writing

All Communications shall be in writing. 42.2 Means of service

Any Communication which requires something to be performed within a specified time shall unless otherwise specified in the Contract, be hand delivered or sent by courier or facsimile or email to the addressee at its address prescribed in the Form of Agreement.

42.3	Effective service

A Communication will be deemed to have been received:
(a)	if delivered personally, on delivery;

(b)	if sent by facsimile, on the day of completion of transmission;

(c)	if by email, on the day of completion of transmission.
42.4	Alteration of Addresses

At any time, by notice in accordance with clause 42.2, a party may substitute a new address or facsimile number.

43.	PLANS

43.1	Plan Submission

The Contractor must not undertake any activity under the Contract until the Company has approved the timing for the submission of all the Plans with approval of the Plans occurring not greater than 2 months after the Date of this Contract.

43.2	Compliance with Plans

The Contractor must comply with and perform the Works and ensure that all Contract Personnel comply with and perform the Works in accordance with the Plans unless otherwise directed by the Company.

43.3	Company’s Directions

The Company may from time to time direct deviations from the Plans. The Contractor must comply with such directions. The Contractor is entitled to submit a claim for any resulting increase in cost.

43.4	Revision on direction by Company

The Company may from time to time direct the Contractor to revise the whole or any part of any of the Plans. On being so directed, the Contractor must promptly revise the relevant plan within a reasonable time (not exceeding 10 days) and submit it to the Company for approval. When a plan has been approved by the Company it shall become the relevant Plan and the Contractor must adhere to it unless otherwise directed by the Company. The Contractor is only entitled to submit a claim for any resulting increase in cost under and in accordance with clause 27.4

43.5	Non-Conformance
43.5.1.	In the event of any non-conformance with any part of any of the Plans, the Contractor must take immediate action to rectify the non-conformance (which may include planning) and within 24 hours or such other time as approved by the Company unless otherwise directed by the Company provide the Company with details of:
(a)	the non-conformance and corrective action which the Contractor has taken or intends to take;

(b)	the Contractor’s investigations into the non-conformance;

(c)	action which the Contractor proposes to undertake in order to prevent recurrence of the non-conformance together with details of controls which it intends to implement in order to ensure the effectiveness of the corrective action; and

(d)	the effects on the quality and performance of the Works and any possible effect on the Production Rate.
43.5.2.	Where the non-conformance with any of the Plans is detected the Company may direct the Contractor to immediately cease work on the Works which are affected. Those Works must not be resumed until approved by the Company.

43.5.3.	The Company may reject any part of a report prepared and submitted under clause 43.5.1 or require the Contractor to clarify or expand the report or modify its proposed corrective action if, in the Company’s opinion, the Contractor’s proposed corrective action will not result in conformance with the relevant Plan.
43.6	Failure to comply with Plans

If at any time the Company considers that the Contractor has not complied or will not be able to comply with any of the Plans, the Company may, in addition to and not in substitution for the other rights of the Company under the Contract, direct the Contractor to:
(a)	change its practices and procedures so as to comply with the Plans; and

(b)	supply suitable and sufficient labour (including Sub-Contractors), supervision and Plant and Equipment to achieve and maintain the Plans without additional cost to the Company.
43.7	Effect of Approval

Acceptance or approval by the Company of any of the Plans or any variation to any of the Plans will not relieve the Contractor from its obligations to perform the Works.

43.8	Review of Plans to ensure continuous improvement

43.8.1.	The Contractor must, as often as is reasonably necessary, having regard to any changes from time to time to any Applicable Law, the Plant and Equipment, mine design and geotechnical or geological conditions review and submit to the Company for approval amendments to:
(a)	the Safety Plan;

(b)	the Environmental Management Plan;

(c)	the QA Plan;

(d)	the Mine Management Plan; and

(e)	the Maintenance Plan;
to ensure that the Plans are continuously improved and updated.
43.8.2.	The Company shall consider the amendments and may approve or reject at its discretion the whole or any part of the amendments. The Contractor must amend and re-submit to the Company any amendments necessary to secure approval of the Plans by the Company.

43.8.3.	If there is any conflict between the Company’s methods, policies and procedures and any of the Plans then:
(a)	the Contractor must immediately submit to the Company for its approval a report in writing which is to contain details of the conflict and the Contractor’s proposal to ensure that the conflict is resolved; and

(b)	until the conflict is resolved the method, policy or procedure of the Company is to prevail to the extent of the conflict.
44.	TAXATION

44.1	Supply of Information

The Contractor shall at the Company’s request, supply and shall arrange for any Sub-Contractors to supply all information to the Company in connection with the activities under the Contract that may be necessary to enable the Company to comply with the lawful demand for information by any government authority. In the event that the Contractor does not supply or arrange for any Sub-Contractors to supply such information to the Company and as a result a government authority imposes a tax or fine upon the Company, the Contractor shall forthwith pay, or reimburse the Company for, the full amount of the tax or fine.

44.2	Liability

Subject to the Schedule of Rates, the Contractor shall be solely liable for and shall pay when due and payable all taxes, levies and charges (including but not limited to corporate tax, personal income tax, fringe benefits tax, payroll tax, withholding tax, sales tax, excise and import duties, goods and services tax, consumption tax stamp duty or any other tax or duty) which may be imposed on the Contractor in relation to the Works, the provision of the Contractor’s Plant and Equipment, Goods, spare parts, materials, consumables or supplies or the payments made under the Contract or under any Applicable Laws. The Contractor shall be responsible for the filing of any return or other document required by any relevant government authority or regulatory authority in relation to any of the taxes or duties referred to in clause 44.2.

44.3	Tax Exemptions
44.3.1.	The benefit of any sales tax, corporate tax, income tax or any other tax or import duty or customs excise exemptions and/or concessional rates

44.3.2.	Where the Company and its contractors (including the Contractor) are entitled to an exemption or concession concerning sales tax, corporate tax, income tax or other tax or import duty with respect to equipment, materials or supplies, the Company shall use its best endeavours to assist the Contractor to claim such concession or exemption. Should the Contractor, through no fault of the Company, fail to obtain a concession or exemption to which it is entitled, the cost of the tax or duty payable as a result shall not be paid by or passed onto the Company but shall be the responsibility solely of the Contractor.

44.3.3.	Unless otherwise instructed by the Company, customs exemption applications in respect of Goods to be imported shall be made by the Company. If, as a result of the granting of an application, the cost to the Contractor of the relevant Goods is less than the amount which has been allowed for that item in the Contract Price, the Contract Price shall be reduced by an amount equal to the difference.
44.4	Withholding Tax

The Company may, pursuant to any Applicable Law, rule, guideline or direction either withhold taxes on payments to be made to the Contractor and pay over the same to the appropriate taxing authority or deduct the same or set-off the same against payment from the Company upon invoice. Unless the Contractor satisfies the Company that it is entitled to a reduction, the maximum amount of tax may be withheld. In the event of any such withholding the Company shall furnish the Contractor with documented evidence of such payments within sixty days.

44.5	Indemnity

The Contractor shall indemnify and keep indemnified the Company from and against any liability for any taxes, payments, charges, fees or penalties which may be imposed upon the Company as a result of any non-compliance with this clause 44.

44.6	GST
44.6.1.	All amounts referred to in this Contract other than in this clause are GST exclusive.

44.6.2.	In this clause 44.6;
(a)	“GST Law” means the Commonwealth act entitled “A New Tax System (Goods and Services Tax) Act 1999”;

(b)	words defined in the GST Law have the same meaning;

(c)	if a person is a member of a GST group, references to GST which the person must pay and to input tax credits to which the person is entitled include GST which the representative member of the GST group must pay and input tax credits to which the representative member is entitled;

(d)	if a person is notionally liable to pay GST or is liable to pay an amount which is treated as GST under the GST Law, references to GST which the person must pay extend to any notional liability of the person to pay GST and references to an input tax credit extend to any notional input tax credit to which the person is entitled.
44.6.3.	In addition to paying the Contract sum (which is exclusive of GST), the Company must:
(a)	pay to the contractor, upon receipt by the Company of a valid tax invoice, an amount equal to any GST payable on any supply by the contractor under or in connection with this contract, without deduction or set-off of any other amount;

(b)	subject to the receipt by the Company of a valid tax invoice, make that payment as and when the payment or part of it must be paid or provided, irrespective of whether the invoice is disputed.
44.6.4.	If a payment to satisfy a claim or a right to claim under or in connection with this Contract gives rise to a liability to pay GST, the payer must pay, and indemnify the payee against the amount of that GST subject to the receipt of a valid tax invoice.

44.6.5.	If a party has a claim under or in connection with this Contract for a cost on which that party must pay GST, the claim is for the cost (reduced by the input tax credit to which that party is entitled) plus all GST.

44.6.6.	If a party has a claim under or in connection with this Contract whose amount depends on actual or estimated revenue or which is for a loss of revenue, revenue must be calculated without including any amount received or receivable as reimbursement for GST (whether that amount is separate or included as part of a larger amount).

ANNEXURE 1
Release
THIS DEED OF RELEASE is executed pursuant to the provisions of Contract No. dated (the Contract) between Party 1 and Party 2.
IN CONSIDERATION of the issue of the Certificate of Final Completion and the payment of all moneys due thereupon and the performance of the Works, Party 1 HEREBY WAIVES RELEASES AND FOREVER DISCHARGES Party 2 from all claims demands debts accounts expenses costs liens actions and proceedings of any and every kind name and nature and description whether known or unknown which Party 1 has or might have or might assert against Party 2 arising prior to the date of this Deed under or by virtue of the Contract or out of its performance, purported performance, non-performance or otherwise and Party 1 HEREBY INDEMNIFIES AND HOLDS HARMLESS Party 2 its officers servants and agents from and against all claims demands debts accounts and expenses costs liens actions and proceedings of any and every kind name and nature and description whether known or unknown by any person corporation or firm arising from incidental to or by virtue of the contract or out of its performance, purported performance, non-performance or otherwise SAVE AND EXCEPT ONLY the return of any security lodged by Party 1 with Party2 pursuant to clause 13 of the General Conditions of Contract.
DATED the            day of       .

Director	Director/Secretary

Print Name	Print Name

SCOPE OF WORKS
(FIXED & VARIABLE)

1.	GENERAL

The Scope of Work describes expressly or by necessary implication the work which may be required to be carried out pursuant to this Contract. The Contract is described as a fixed and variable contract arrangement with a Term of approximately 3 years commencing 1 July 2005.

The Contractor shall design (where applicable), supply, construct, install, commission, maintain and complete the Works in accordance with the Contract and to the standards and acceptance criteria more fully described in the Specification and Drawings.

The Contractor shall provide all Contract Personnel including supervision, facilities (excluding buildings), services, plant, tools, construction equipment, materials, skills, methods of work and shall do or provide all other things whatsoever required to complete the Works except those materials and equipment to be supplied by the Company specified in Clause 4 of this Scope of Work.

Plant and Equipment to be provided by the Contractor shall without limitation include drills, loaders, trucks, tool carriers, graders, rollers, water carts, cranes, forklifts, light vehicles, pumps, fans, electrical reticulation, distribution and starters, ground support, shotcrete, fibrecrete, concrete, explosives, welding, rigging, scaffolding, staging, formwork, trenching, excavating, cabling, piping, valves, lighting, road construction and road maintenance equipment.

2.	DESCRIPTION OF THE WORKS

Without limiting the generality of any other provisions of the Contract, the Works shall include the following, payment for which shall be made in accordance with the fixed and variable tables contained in the Schedules.

2.1	Mobilisation

Mobilisation to the Site of all Contract Personnel, Plant & Equipment and all things necessary for the transportation, unloading and establishing the Contractor’s Personnel, supervision, facilities, services, plant, tools, construction equipment, materials, and consumables at the Site.

Vehicles in excess or 10 tonne (Gross) are only permitted to enter or leave the site between 07:00 hrs and 18:00 hrs Monday to Friday.

2.2	Demobilisation

All things necessary for the loading and transportation of the Contractor’s Personnel, supervision, facilities, services, plant, tools, construction equipment, materials, and consumables off the Site.

Collection, cleanup and disposal off Site as approved by the Company of all construction debris, waste, garbage, liquid materials, hydrocarbon products and surplus materials.

Termination of all power, water, communication, and waste water services at termination points approved by the Company.

Clean up, grading, rectification and return to the Company of the Contractor’s lay down areas in an as supplied condition adequately graded and drainage reinstated.

Clean surface facilities and return in as provided condition with reasonable allowance for fair wear and tear.

The Contractor is required to finalise and/or provide, prior to demobilisation from the Site or progressively at the times agreed between the parties, all the documentation required under the Contract including all reports, statistics, records, safe work procedures, designs, Drawings, Test results, etc. developed for the Site and submitted in a form acceptable to the Company.

2.3	Establishment

2.3.1.	Appointments

Provision of suitably skilled, competent and qualified people to be appointed or approved by the Company to the following positions:
(a)	Electrical supervisor

(b)	Shift supervisors

(c)	Safety training co-ordinator

(d)	Magazine keeper
The Contractor will be required to assist in the coordination of regulatory approvals for the Site through the Company’s Representative.

2.3.2.	Induction

Attendance and active participation in the Company’s general surface induction for all Contract Personnel prior to commencing at the Site.

The development and implementation of an approved underground induction for all people working in or visiting the underground Works which includes the Company’s personnel and other Contractors.

2.3.3.	Emergency Response

Provision of a minimum of four people to actively train as members of the Company’s emergency response team. Training will be provided by the Company. The Contractor will make the nominated emergency response team members available for training (to a maximum of 6 hours per week), competition and first response in the event of an emergency at the Site.

Active participation in and support of the regional emergency response team and emergency services.

2.3.4.	Plans, Documents, etc.

Provision of the initial Plans under Clause 43 of the General Conditions.

Provision of all documentation required under the Contract including all reports, statistics, records, safe work procedures, designs, Drawings, Test results, etc. derived for the Site and submitted in a form acceptable to the Company.

2.3.5.	House Keeping and Waste Management

Implementing a system, in consultation with the Company, to ensure the Site is maintained in a neat and tidy condition with rubbish and waste products removed from the Site and disposed of in a manner approved by the Company.

2.3.6.	Surface Facilities

Assistance in the licensing, setting up and commissioning of any additional facilities required by the Contractor to those listed in Clause 4 of this Scope of Work.

Making operational, and maintaining the Contractor’s workshop, surface facilities and infrastructure including the provision of workshop facilities and consumables necessary for maintaining the Plant and Equipment.

2.3.7.	Underground Areas

Setting up, connection to supply points, making operational, cleaning and maintaining any underground services, facilities and infrastructure required by the Contractor.

2.3.8.	Organisation

Establishing effective planning and communication processes to ensure clear and precise communication within the Contractor’s work crews and with the Company’s project team.

2.3.9.	Supervision

Implementing effective supervision and supervisory protocols to ensure the safe and effective delivery of the Works.

2.3.10.	Quality Control

Establishing and implementing a Quality System and Quality Management programme to ensure effective and efficient delivery of the Works.

2.3.11.	Document Control

Establishing and implementing a document control system for the preparation, submission and receiving of notices, records, reports and other documents under the Contract.

2.3.12.	Explosives Procedures

Establishing and implementing effective procedures for purchase, delivery, transporting, secure storage, stock control, handling, loading and initiation of detonators and explosives to ensure the safety of all people and integrity of the Site.

2.4	Surface Work and Operation

Performing and completing surface work as follows: 2.4.1. Surface Facilities

Cleaning and maintenance of that equipment and facilities provided by the Company under Clause 4 with the exception of the office, crib room and ablution facilities which will be cleaned by the Company.

Cleaning and maintenance of workshop, stores, wash down facilities, waste oil and hydrocarbon facilities and all lay down areas.

2.4.2.	Road Maintenance

Road maintenance including dust suppression of existing surface roads and the portal area.

2.4.3.	Surface Stockpiles

Construction, operation and maintenance of all surface stockpiles/dumps and the safe operation of the surface stockpiles during the hours of darkness.

Stockpiling of ore and mullock separately on clearly marked surface stockpiles, including batch stockpiling and rehandling of ore from separate sources in separate locations.

Safeguarding ore and ensuring that ore is not lost or diluted with lower grade ore or mullock.

2.4.4.	Surface Drainage

Maintaining adequate drainage around the perimeter of the portal to ensure water run off does not enter the underground mine.

Coordination and assistance in the maintenance of the triple interceptor on the surface refuelling facility capturing drainage from the refuelling station and the wash down bay.

2.4.5.	Surface Electrical Distribution

In consultation with the Company the design, maintenance and extension of the surface electrical distribution system from the nominated supply points. Maintenance of the Company supplied electrical distribution and facilities at the workshop, portal area and process water system.

2.4.6.	Supply, installation and maintenance of the self rescuers and caplamps including the charging rack/s required to complete the Works. The Company will purchase these items over the first 12 months of the Contract.

2.5	Underground Work and Operations

Performing and completing underground work as follows:

2.5.1.	Planning and Communication

Detailed progressive planning, scheduling and reporting of the work completed against the plan, together with regular clear and defined communication with the Company’s project team to ensure complete understanding and timely approval of the ensuing work plan.

2.5.2.	Barricades and Signage

Supply, installation and maintenance of effective barricades and signage at all accesses to designated or at risk areas.

2.5.3.	Communication System

Maintenance and extension of the surface and underground telephone communications system.

Installation of the Company supplied leaky feeder communications system. Provision of operational radios in all the Contractor’s vehicles. 2.5.4. Secondary Egress

The Contractor will be required to perform inspection and minor maintenance of the second means of egress for the mine.

The Company shall supply any Goods and materials required for the upgrading or major maintenance of the second means of egress.

2.5.5.	Underground Facilities

Operation and maintenance of that equipment and facilities provided by the Company under Clause 4.

2.5.6.	Survey

Safe guarding Datum Points and promptly advising the Company of any damage to Datum Points or the need to extend survey control in advance of the requirement.

The Contractor shall provide safe and suitable access to the backs and working areas for the installation of Datum Points and the setting out or picking up of any development information.

Marking up all excavation from the Datum Points.

2.5.7.	Miscellaneous Work

The carrying out of miscellaneous work required from time to time by the Company’s Representative.

2.5.8.	Excavation

Safe and timely excavation/support of underground development and other excavations in accordance with the Contract Programme including:
(a)	decline and associated development,

(b)	passing bays and loading bays,

(c)	stockpile bays,

(d)	level, incline and decline development,

(e)	sumps,

(f)	ventilation cuddies and rises,

(g)	diamond drill cuddies,

(h)	emergency egress cuddies and rises,

(i)	pump stations,

(j)	exploration development,

(k)	ore development,

(l)	stripping,

(m)	vertical and inclined rises,

(n)	ventilation shaft access, and

(o)	fan station.
2.5.9.	Ground Support

Supply and complete installation of ground support, concurrent with excavation, in accordance with the Specifications and Drawings unless otherwise approved by the Company.

Ground support may include but not be limited to:
(a)	Friction rock bolts (splitset or equivalent) complete with pressure plate and butterfly plate,

(b)	Fully encapsulated resin bolts complete with bearing plate,

(c)	Fully cement grouted rebar complete without a bearing plate,

(d)	Cable bolts (single and double strand),

(e)	Straps,

(f)	Mesh,

(g)	Shotcrete,

(h)	Fibrecrete.

The Contractor shall carry out all monitoring and testing of ground support as specified by the Company to ensure compliance with the Specifications, the efficacy of installation and ongoing integrity of support.
2.5.10.	Probe Holes and Sampling

The Ballarat East Mine is in an area that has a history of old mine workings that may contain water and may not be completely mapped. Probe hole and sample drilling will be required concurrently with development.

The Contract Programme must make allowance for drilling 3 probe holes per cut with each hole being twice the length of the drilled round. Payment for probe hole drilling is included in the rates in the Schedules.

2.5.11.	Diamond Drill Cuddies

Excavation, support, ventilation, servicing and electrical reticulation to diamond drill cuddies.

The Contractor may utilise the diamond drill cuddies as development stockpiles until required for diamond drilling operations. Up to 3 diamond drill cuddies will be operational for diamond drilling at any one time.

Diamond drill cuddies are to be made safe and the floor bogged to grade with windrows and other loose material removed from the floors. Air and water droppers are to be provided at grade line height at the entrance to the cuddy, with a sump and provision for water management on the lower side of the cuddy.

Appropriate ventilation and overhead lighting is to be provided in the diamond drill cuddy, with power provided to a distribution board located at the entrance to the diamond drill cuddy.

2.5.12.	Load and Haul of Ore and Mullock

Loading, hauling, rehandling and delivery of ore and mullock to nominated stockpiles and tipping points.

Reporting on a shift basis the source, destination and classification of all material movements.

The practical implications of the noise limits stated in the specification is that ore and mullock material will have to be dumped in the portal during the hours of 22:00 hrs to 07:00 hrs and then rehandled to the surface stockpile during the hours of 07:00 hrs to 22:00 hrs.

In addition on Sundays, ore and mullock material will have to be dumped in the portal during the hours of 07:00 hrs to 10:00 hrs and then rehandled to the surface stockpile during the hours of 10:00 hrs to 22:00 hrs.

Company may direct the Contractor to stockpile material in the box cut at other times due to noise restrictions. This material will be rehandled by the Contractor to the designated dump when the restrictions are lifted.

2.5.13.	Stockpiles and Dumps

Construction, operation and maintenance (including dust suppression) of all underground stockpiles and dumping positions.

Safeguarding ore and ensuring that ore is not lost or diluted with lower grade ore or mullock.

2.5.14.	Oversize and Secondary Breakage

Stockpiling of oversize material separately and secondary breaking to ensure the maximum dimension of any rock is less than 700mm before such material is delivered to a surface stockpile.

2.5.15.	Travel Ways

The regular check scaling, maintenance and making safe all development headings and travel ways. Results of such activities shall be reported to the Company on a monthly basis.

2.5.16.	Road Maintenance

Construction and maintenance of underground roads (including dust suppression) and drainage of roads to direct water to a drain on the side of the road for collection in appropriately positioned sumps.

Maintaining underground roads in a trafficable condition.

2.5.17.	Dewatering

Monitoring and maintenance of the Company supplied pumping system at the North Woah Hawp shaft. Any Goods or material required for the upgrading or replacement of the dewatering system will be supplied by the Company.

Supply, installation, commissioning and maintenance of a pumping system including pump lines, sumps and all other facilities to dewater the Works to the delivery point within the existing workings eg into the 130 level.

Pump starters to the main dewatering pumps are to be fitted with hour meters.

Dewatering includes removal of water produced during diamond drilling operations.

Dewatering lines and electrical reticulation is to be installed to the lower pump station shown on the Drawings. Pumping installation including the pumps and pump starters become the property of the Company at the Completion Date.

Pumping and removal to the surface disposal point of 12 litres per second of ground water inflow from each development face and as a minimum 45 litres per second averaged over a 24 hour period from the Works.

The quality of the discharge water is imperative to the success of the project.

2.5.18.	Air and Water Services

Supply, installation and maintenance of compressed air and process water reticulation in the underground Works.

Once installed compressed air and water reticulation including valves, pressure reducers and take offs must not be removed without the approval of the Company and the installations become the property of the Company at the Completion Date.

2.5.19.	Electrical Reticulation

Supply, installation, maintenance and extension of both high voltage and low voltage electrical reticulation from the supply points. The installed electrical reticulation including the starter boxes and distribution boxes becomes the property of the Company at the Completion Date.

Supply, installation and maintenance of portable and fixed lighting in the underground areas. Specifically the underground areas are substations, magazines, main pumping facilities and diamond drilling cuddies. Decline lighting in general is not required.

Maintenance of the high voltage cable from the supply point to the 130 m level and the Company’s substation, fan and pump at the 100m level.

Provision of updated single line diagram of the electrical distribution for the Works within 7 days of the end of each calendar month.

2.5.20.	Ventilation
(a)	Primary Ventilation
(i)	Maintenance of the existing primary ventilation fans at the 100 level;

(ii)	Maintenance labour for the primary ventilation fans and associated equipment to be installed at 155 level; and

(iii)	Installation and maintenance of ventilation control devices such as ventilation barricades, parachutes and regulators as supplied by the Company.

(b)	Secondary Ventilation
(i)	Design, supply, installation, monitoring, maintenance and removal of secondary ventilation system including fans, starters, electrical cabling, consumables and ventilation ducting as required for the completion of the Works; and

(ii)	At the Completion Date ventilation ducting will be installed to within 20 metres of all blind development faces and remain the property of the Company along with all secondary fans, starters, electrical cabling and consumables.
(c)	Diesel Emission Testing
(i)	Diesel emission testing (including opacity testing) of the Contractor’s and Company’s diesel engines on the Site. Reporting to the Company the results of those tests on a monthly basis.
2.5.21.	Shotcrete / Fibrecrete

Supply and installation of shotcrete/fibrecrete for surface support, ground support, barricade construction and minor civil structures.

2.5.22.	Miscellaneous Drilling

Miscellaneous drilling as required by the Contractor to complete the Works or as directed by the Company including:
(a)	Sludge holes for grade control purposes

(b)	Drain holes

(c)	Cable bolt holes

(d)	Pilot and probe holes
2.5.23.	Maintenance of Existing Development and other Excavations

Ensuring that the portal and all accessible excavations are kept safe for travelling at all times or are secured and barricaded against unauthorised access.

Regular inspection, check scaling and making safe all travel ways and do any other thing whatsoever required to ensure excavations remain safe.

In addition the Contractor shall at monthly intervals carry out comprehensive scaling of the backs and walls of the entire decline and all other active work areas.

3.	EXCLUSIONS

The Contractor’s Scope of Work shall not include the following items:
(a)	Provision of a Mine Manager;

(b)	Geological design;

(c)	Mine design;

(d)	Survey control;

(e)	Geotechnical design;

(f)	Provision of emergency response equipment and facilities;

(g)	Site environmental monitoring; and

(h)	Primary ventilation design and monitoring.
4.	RESPONSIBILITIES OF THE COMPANY

The Company shall by the Commencement Date or within the period(s) stated provide the following equipment, facilities and services to the Contractor at the Site:

4.1	Mine Manager

The Company will provide the Mine Manager.

4.2	First Aid Centre

First aid post located at the administration offices available for use by the Contractor’s personnel for treatment of work related injuries. The Company will not provide manning for this facility on a 24 hour basis.

4.3	Secondary Egress

North Woah Hawp shaft as a second means of egress.

North Woah Hawp shaft is approximately 1.2m x 3.3m, timber lined and approximately 100m deep. The shaft is separated into three compartments with a ladder way. A 13 3/8 inch steel casing is installed from the surface to 259m depth for dewatering.

4.4	Primary Ventilation

3x 55 kW fans are installed and operational in a bulk head at the base of the shaft for primary ventilation. These fans were refurbished in 2004.

4.5	Office Telephone

Access to telecommunications facilities at the Company supplied offices of the Contractor. Telephone calls and rental charges will be paid for by the Company.

4.6	Leaky Feeder

Provision of cable and hardware for leaky feeder communications system.

4.7	Work Shop, Office and Change House

The Site is presently being cleared and earthworks are in progress for the establishment of a processing plant and other facilities. The Contractor will be supplied buildings, workshops, changerooms, etc. that are suitable for the use of their needs.

4.8	Electrical Reticulation
(a)	35 square mm 11 kV cable from 3,150 kVA surface transformer to 920m decline chainage.

(b)	500 kVA 11kV / 415V transformer substation at approximately 700m decline chainage feeding existing pump and fans.
4.9	Computers and Server Access

Access to the Company’s server for email purposes.

4.10	Survey Control

Day shift survey control Monday through Friday. It is envisaged that as the Site increases in size and complexity “on call” survey coverage maybe required over weekends.

4.11	Sampling, Ore Definition and Grade Control

The Company shall be responsible for chip sampling of the face and walls of development faces prior to the commencement of drilling operations and shall provide sample bags for grab sampling and sludge sampling by the Contractor. As operational needs dictate then chip sampling maybe required on a 24 hour basis.

4.12	Explosives Magazines

Underground explosives magazine licensed for 20 tonne capacity.

Underground detonator magazine licensed for 10,000 detonator capacity.

4.13	Surface Fuel Facility

20,000 litre underground fuel storage tank and fuel pump.

4.14	Electric Compressor

One (1) only 300 cfm 100 psi electric compressor and air receiver installed adjacent to the portal in an as is where is condition. The Contractor shall be responsible for servicing and maintenance of the compressor and air receiver. Any upgrading of the facility will be the responsibility of the Company.

4.15	Process Water Reticulation
(a)	Process water pump and delivery line from process water dam to approximately 75,000 litre header tank.
(b)	Process water header tank, pressure pump and reticulation.
4.16	North Woah Pumping System
(a)	One (1) only Grundfos SP75-26 submersible pump.

(b)	One (1) only spare Grundfos SP76-20 submersible pump.

(c)	246m Wellmaster riser.

(d)	Overland pipeline consisting of 800m of 225mm diameter polyethylene pipe.

(e)	Power supply cables and switch gear.

(f)	Valves and fittings.
4.17	Decline Rising Main
(a)	2 x 150mm diameter steel victaulic pipes from approximate decline chainage 900m to rising main borehole at 640m chainage.

(b)	9 5/8 inch steel cased borehole from surface to decline chainage 640m.

(c)	225mm diameter polyethylene pipe connecting from rising main borehole to overland pipeline.
4.18	Existing Decline Services
Following decline services to approximate decline chainage 900m:

(a)	150mm steel victaulic compressed air line.

(b)	90mm Class 12 polyethylene water supply pipe.

(c)	Phone cable.
4.19	Underground Refuge Chambers

The Company will supply any underground refuge chamber/s required for the safe operation of the underground Works.
5.	TEMPORARY SERVICES AND FACILITIES

Except as expressly stated in Clause 4 of this Scope of Work, the Contractor shall, as part of the Contract supply, install, relocate, maintain, clean and afterwards remove all of its temporary construction services, facilities and utilities necessary for full and complete performance of the Works. These temporary services may include items such as:

(a)	Batching plant or storage facilities for mixing of shotcrete/fibrecrete: and

(b)	Portable maintenance tooling supplied for the Plant & Equipment.
6.	ACCESS

The Ballarat East Gold Project is located near the City of Ballarat, Victoria, approximately 120 km north of Melbourne. Access to the Site is shown on the Drawings.

7.	COMMENCEMENT POSITIONS FOR EXCAVATION

Commencement positions of the Works are shown on Drawing No. BGF 04007

8.	SUPPLY LIMITS FOR COMPANY SUPPLIED SERVICES

The supply limits for Company supplied services shall be:

8.1	Construction Power

High voltage power to an 11 kV switch located adjacent to the decline portal on the surface.

Low voltage power to workshop and store.

8.2	Water Supply

Treated mine water at the process water dam located on the surface.

Potable water to the change room and crib room for personnel use. Limited potable water is available for workshop use.

8.3	Water Disposal

Water disposal within the existing workings eg into the 130 level.

8.4	Communication

Telephone facilities at the surface switch board.

9.	KEY DATES

The key dates for the Works are:

Commencement Date	1 July 2005

Practical Completion (3 years)	30 June 2008

10.	DRAWINGS

The Drawings listed below are taken from Mining Contract M08 and form the indicative basis for establishment at the Site. The Site was undergoing significant earthwork and expansion, therefore some Drawings such as BGF 04001, BGF 04007 and BGF 04013 will be superseded over time when details of any changes are finalised.
(a)	Location Plan to show the Site in relation to Ballarat and Ballarat in relation to Melbourne,

(b)	BGF 04001

Surface Plan of Site to show Contractor’s facilities, roads to be maintained by the Contractor, lay down areas and supply points for Company supplied services, process water dam and reticulation system for which the Contractor assumes responsibility,

(c)	BGF 04007

Plan to show:
•	Position of development faces at the commencement of the Contract,

•	Electrical reticulation, ventilation and facilities for which the Contractor assumes responsibility,

•	Development and other excavation included in the Works,

•	Location of diamond drill sites and services to be provided by the Contractor as part of the Works.
(d)	BGF 04013

Drawings to show the dimensions and layout of stockpiles/drill cuddies.

(e)	BGF 04018 to BGF 04021

Drawings to show development profiles including required services and road pavement, and proposed ground support regimes.

SPECIFICATIONS
(FIXED & VARIABLE)

1.	GENERAL

1.1	Application

This Specification describes the type and nature of work, materials, equipment, methods, sequences, standards, codes and acceptance criteria for the Works at the Ballarat East Gold Project.

This specification shall be read in conjunction with all other documents including any reports, test results, analysis and plans that, by their reference, form part of the Contract.

1.2	Statutory Requirements

The Works shall be performed in compliance with the requirements of the Victorian Occupational Health and Safety Act 2004, the Occupational Health and Safety (Mines) Regulations 2002, and the requirements of all Statutory Authorities having jurisdiction in respect of the Works.

1.3	Standards and Codes

The Works and any testing shall be performed in accordance with the latest revision of the relevant Australian Standards and Codes unless specifically required by the Contract, together with the Company’s Safety Management System.

1.4	Design

Where part or parts of the Works are required to be designed, such designs shall be submitted with all relevant calculations and back up data for the Company Representative’s approval. Detail engineering drawing and shop detailing shall not commence without approval to proceed from the Company’s Representative.

1.5	Engineering Details

Where detail engineering drawings, shop detail drawings, equipment lists, bolting schedules or bar bending schedules are required to complete the Works, such details shall be submitted for the Company’s approval.

1.6	Materials

All Goods forming part of the Works shall be new and undamaged and samples or manufacturer’s descriptive technical literature, MSDS and hazardous Goods register shall be submitted for the Company’s Representative’s approval.

2.	EXCAVATION QUANTITIES

Any quantities quoted in the Schedules or Drawings are indicative only and maybe increased or decreased at the Company’s discretion.

There are no limits of accuracy on any quantities and the Contractor is to perform the work irrespective of the actual quantity for the rates shown.

3.	SURFACE WORK AND OPERATIONS

3.1	Dust Suppression

The portal area, surface roads and workshop/laydown areas shall be watered as required to suppress wind blown or vehicle generated dust.

3.2	Noise Abatement

Noise levels within 10m of a residence shall not exceed:
(a)	54 dB(A) between 07:00hrs and 18:00 hrs and at specific monitoring sites 50 dB(A)

(b)	48 dB(A) between 18:00 hrs pm and 22:00 hrs and at specific monitoring sites 44 dB(A)

(c)	43 dB(A) between 22:00 hrs and 07:00 hrs and at specific monitoring sites 42 dB(A)
The nearest residence is approximately 500m from the decline portal and 250m from the current waste dump.
All Plant and Equipment used on Site shall be fitted with effective silencing devices to keep noise emissions to a minimum. Methods of carrying out the Work shall be devised to minimise noise emissions on the surface of the mine area, particularly for work carried out between the hours of 22:00 hrs and 07:00 hrs.
3.3	Containment of Contaminated Water

The portal and Contractor’s lay down areas shall be graded so that all stormwater run–off which may be contaminated by hydrocarbons or other chemicals is contained.

Impervious bunds shall be constructed around all fuel or oil storage areas required by the Contractor. The bund shall be large enough to contain at least 120% of the capacity of the largest tank. A collection sump shall be provided in the floor of the bunded area to facilitate the removal of liquids. Pipe work from the bunded area shall pass over the bund wall.

4.	MINING ORE AND WASTE

4.1	General

Mine development and other excavation shall be carried out by the Contractor to remove ore and waste materials at a rate sufficient to meet or exceed the agreed Contract Programme.

All underground excavation, ground support and related work shall be carried out in accordance with methods approved by the Company.

The Contractor shall use best practices available to minimise ground disturbance and over break. Precise perimeter control on drilling and blasting operations will be undertaken at all times to ensure excavation profiles are as smooth and uniform as practical. The Company’s Representative may require additional perimeter holes and alternate drilling patterns be adopted to achieve this result.

The backs of all excavations shall be mined with a smooth continuous profile to exclude any saw tooth steps between each cut. The backs and walls of excavations shall be regularly scaled and maintained free from loose material.

Floors shall be bogged to allow a roadway to be properly constructed to grade from crushed or screened rock. Unfinished roads shall be maintained to provide a smooth travel way free of windrows and other loose material.

The Contractor shall undertake the Works in such a way as to reduce the amount of waste rock included in ore mined to practical minimum.

Scrap, rock bolts, pins, drill steels, bits, paint cans and other debris shall be removed from mined excavated material prior to delivery to the stockpile(s).

4.2	Geological Control for Mining

The Company’s Representative will be responsible for the definition and delineation of ore. All materials not classified by the Company’s Representative as ore or as low grade shall be treated as waste. Ore and waste shall not be mixed.

Ore development shall be under geological control or survey control.

The Contractor shall report to the Company’s Representative any material defined as waste, which it suspects may contain ore. This material shall be stockpiled separately until the classification can be confirmed.

Face sampling and mapping of development faces and other excavations will be performed by the Company. The Contractor is to provide safe access to the working areas for the Company’s personnel and assistance with the use of Plant and Equipment for working at heights.

Sludge drilling and sampling will be specified by the Company Representative. The drilling sludge is to be collected and placed into a numbered calico sample bag supplied by the Company. The Company’s Representative may also require face holes to be sampled.

During ore development and mining the Contractor shall allow access to the Company’s geologists for sampling stockpiled ore. This ore shall be discretely stockpiled and uniquely identified until sampled. The Company’s geologist shall be available to carry out sampling when required.

All sludge and grab samples taken by the Contract Personnel shall be delivered to an agreed location on the surface at the end of each shift.

4.3	Setting Out Of Excavations

4.3.1.	Excavation in Mullock

Prior to the drilling of any blast holes in a mullock development face or other mullock excavation, as a minimum:
(a)	the face and work area is to be washed down and made safe,

(b)	butts washed out,

(c)	centre line painted on face,

(d)	grade line painted across entire width of face,

(e)	grade line extended along both side walls to form a continuous grade line,

(f)	perimeter of the design excavation is to be clearly painted on the face,

(g)	heading alignment determined by reference to a Datum Point.
4.3.2.	Excavation in Ore

Prior to the drilling of any blast holes in an ore development face or other ore excavation, as a minimum:
(a)	the face and work area is to be washed down and made safe,

(b)	butts washed out,

(c)	hanging wall and footwall contacts marked on the face,

(d)	grade line painted across entire width of face,

(e)	grade line extended along both side walls to form a continuous grade line,

(f)	perimeter of the design excavation is to be clearly painted on the face,

(g)	heading alignment determined by reference to a Datum Point.

5.	EXCAVATION TOLERANCES

Excavation shall be undertaken to the dimensions, gradients and lengths specified on the Drawings or other instruction issued by the Company. The dimensions specified shall be the minimum clear dimensions for the excavations. Tolerances shall be +250mm outside design and 0 (zero) within design.

The centre line of all excavations shall not deviate from the centre line specified on the Drawings or other instructions issued by the Company by more than 100 mm at any point along its length.

All dimensions shall be measured in a plane perpendicular to the centre line of the design excavation. Ground support shall not protrude more than 100mm inside the minimum opening development dimensions.

Drilling shall be carried out in accordance with the mark up of the Works as accurately as possible and drill holes shall be as straight as possible, re-drilling required due to inappropriate methods of drilling or inaccuracy shall be at the Contractor’s expense.

The Company may require development openings to be measured to confirm they are within specified tolerances. In the event any Works are found to be outside of specified tolerances, the Company may require the Contractor to undertake remedial work to meet the specified tolerance requirements. In the event remedial work is required the Contractor shall take all steps necessary to ensure that any further remedial work is minimised by the application of industry best practices. .

6.	ROADWAYS

6.1	General

The finished roadways shall be as shown on the Drawings.

The gradient of all roadways shall not exceed the design gradient over any 10m length and shall slope in a direction to ensure that water cannot accumulate but is directed to a drain at the side of the road and finally to a sump.

Road base or waste material shall not be used to form roads in ore drives unless approved by the Company.

6.2	Decline and Cross Cuts

Construction and maintenance of the decline and cross cut roads shall include placing of +50mm basalt i.e. fines free basalt and capped with another approved road base material to provide a firm workable road base for use by heavy mining equipment to the satisfaction of the Company.

The decline and cross cut roadways shall consist of a minimum 300 mm thick compacted road base material as necessary to provide a firm base and to level any dips created during mining operations. Suitable road base material shall be supplied by the Contractor.
Decline roadways are to be constructed to grade with final road surfaces to be completed to within 100m of the decline face.

Roadways shall be cross graded as shown on the Drawings. If required, culverts or other drains shall be constructed to allow continuous drainage without interruption by loading bays, passing bays and the like. Water shall not be allowed to pond and shall be channelled to a collection sump for pumping to the surface disposal point.

7.	EXPLOSIVES AND BLASTING OPERATIONS

The Contractor shall obtain prior approval from the Company’s Representative for its explosives procedures before any explosive or accessaries are delivered to the Site. These procedures shall include purchase, delivery, transporting, secure storage, stock control, handling, loading and initiation of detonators and explosives to ensure the safety of all people.

All persons who use explosives must be the holder of a Licence to Use Explosives for underground mines issued by the Department of Primary Industries.

The Contractor shall provide sufficient duly experienced and competent people to ensure that all work in connection with explosives is correctly supervised and is carried out in accordance with statutory and industry requirements in a safe and efficient manner.

When carrying out blasting operations the Contractor shall take all necessary precautions for the proper protection of persons, the Works and all property and shall be responsible for making good any damage caused by the handling, transporting, storage or use of explosives.

Blast vibration at any residence or sensitive structure on the surface shall not exceed 2mm/sec PPV (Peak Particle Velocity). The Contractor must cooperate with the Company’s blast monitoring protocols including the provision of suitable notice of firing so that blast monitoring can be initiated.

Other than between the hours of 22:00 and 07:00 firing times will generally be unrestricted but the Contractor must comply with the noise abatement requirements specified in Clause 3.2 of this Specification. Firing between the hours of 22:00 and 07:00 will be permitted in those areas approved by the Company Representative.

The use of safety fuse is not permitted.

8.	MINE SERVICES

8.1	Installation

Process water, compressed air and dewatering lines shall be as a minimum Class 12 HDPE and located as shown on the Drawings.

Installed pipe lines must be straight, parallel to the grade line and supported at intervals not exceeding 2.5m so that they are secure and cannot slip.

Pipe lines must be maintained free of leaks and damage.

8.2	Processed Water and Compressed Air

Process water and compressed air reticulation shall be 110mm diameter in the declines and 63mm diameter in other development.

Air and water droppers shall be installed at grade line height equipped with 25mm valves and fittings for 25mm Surelock connections at intervals not exceeding 120m in all development.

Isolation valves shall be installed above each dropper and at the commencement of each branch line off the decline in order to isolate both that branch line and the decline below that branch line.

The process water reticulation shall include a system of reducing water pressure to an appropriate working pressure.

8.3	Dewatering

Rising main will consist of 2 x 150mm steel victaulic pipes with style 77 couplings and secured to hangers.

Water delivered to the surface disposal point shall not exceed 500 mg per litre total suspended solids.

9.	GROUND SUPPORT

9.1	General

Ground support shall be installed as soon as practical after each round is fired and before the next round is drilled. Minimum installation requirements are shown on the Drawings. It shall be the responsibility of the Contractor to be continually aware of ground conditions at all times. Safety shall be paramount and the Contractor shall immediately bring to the attention of the Company any areas where it considers that ground support design is inadequate so that all necessary steps can be taken to correct the deficiency.

The Contractor shall undertake regular testing of ground support to ensure the integrity of its installation methods and efficacy of the ground support installed. The testing requirements are listed below:

•	Splitsets
o	Pull tests shall be completed on at least 1% of all installed splitsets;

o	Pull rings shall be installed on at least 1 bolt every cut of development;

o	The installation of the pull rings need to alternate between the shoulders, left hand wall, right hand wall and the backs to ensure coverage of all bolt orientations; and

o	Pull tests shall be completed on a monthly basis.
•	Cablebolts
o	Unconfined Compressive Strength (UCS) tests of the grout shall be completed once every two months to ensure that the grout mix is gaining the appropriate strength; and

o	UCS test work should be undertaken at 7, 14 and 28 days from the date of the initial installation.
•	Shotcrete
o	Shotcrete thickness tests work shall be undertaken weekly;

o	UCS tests shall be completed monthly;

o	Weekly slump tests shall be conducted at the point of delivery and at the face underground; and

o	Quarterly panel tests are to be completed.
Generally ground support shall be installed as soon as practical after the firing of each blast and before drilling commences for the next round. However there may be a requirement for rehabilitation and other ground support not part of the excavation cycle.
9.2	Rock Bolting

Regime bolting will generally be 47mm high tensile galvanised friction bolts complete with 150mm x 150mm x 7mm galvanised dome plate and minimum 280mm x 300mm galvanised butterfly plate.

High tensile cement grouted CT rock bolts (fully grouted) with 150mm x 150mm x 7mm galvanised dome plate and minimum 280mm x 300mm galvanised butterfly plate may also be utilised.

The collar of each hole shall be located within 250mm of the specified location and the bolts installed within a tolerance of ± 10° to the perpendicular of the centre line of the development.

Holes shall be thoroughly cleaned of all drill cuttings, sludge, debris and flushed with water immediately prior to installing rock bolts.

Friction bolts and rock bolts shall be free of all dirt, dust, oil, scale etc. and shall be installed in accordance with the manufacturer’s instructions in holes drilled to the recommended depth and diameter.

Pull test collars shall be fitted to friction bolts at the minimum rate of 1 to every development cut and tested at regular intervals to the satisfaction of the Company and to confirm compliance with the manufacturer’s specification. The plates of test collar equipped bolts shall be painted white and marked with the identifying number.
Tightening of rock bolts shall be in accordance with the manufacturer’s instructions and sufficient length of threaded bolt shall be left protruding from the hole to allow tightening and re-tightening of the rock bolt.

Each CT bolt shall be grouted in position using an air free, flowable mix, plain water cement grout with a water/cement ratio as low as possible (but between 0.35 and 0.40) and providing a grout strength of not less than 25 MPa after 24 days. Cement shall be Portland Grade A cement.

Grout installation shall be in accordance with the manufacturer’s instructions using suitable equipment to force in a consistent grout mixture to completely fill all surrounding cavities. The grouting method, materials and equipment used by the Contractor shall be subject to prior approval by the Company.

The results of tests shall be submitted to the Company within five (5) days of testing. A log book of testing dates and test results shall be kept by the Contractor and submitted to the Company on completion of the Works. The cost of testing is deemed to be included in the cost of installation.

9.3	Strapping and Meshing

Straps shall be made of mild steel strip or shall be ‘W’ strap type. Mesh types used shall F41 galvanised 5.6mm gauge welded wire mesh as appropriate to Australian Standards. The area and location of strapping and meshing shall be directed or approved by the Company and generally carried out at the same time as planned rock bolting activities.

Straps and mesh shall be held in place by rock bolts of suitable type and length.

Successive sheets of mesh shall be installed so that there is not less than 150mm overlap at each sheet edge. Overlap shall not be excessive. Mesh shall be installed taut against the rock face and where excavation is curved, the mesh shall be anchored so that it follows the profile of the excavation as closely as possible.

9.4	Cable Bolting

Cable bolting shall be carried out in accordance with the Drawings and as directed by the Company.

Cable bolts shall consist of single 15.2mm low relaxation high tensile 7 wire strands with each cable bolt having an ultimate capacity of 250kn. Bulbs shall be formed on the strands at a density of two bulbs per metre.

The cable bolts shall be fitted with 300mm x 300mm x 10mm square black flat bearing plates. These flat plates shall be tensioned with flat barrel and wedges.

Each cable bolt shall be grouted in position using an air free, flowable mix, plain water cement grout with a water/cement ratio as low as possible (but between 0.35 and 0.40) and providing a grout strength of not less than 25 MPa after 24 days. Cement shall be Portland Grade A cement.

Grout installation shall be in accordance with the manufacturer’s instructions using suitable equipment to force in a consistent grout mixture to completely fill all surrounding cavities. The grouting method, materials and equipment used by the Contractor shall be subject to prior approval by the Company.

Prior to cable bolt installation and grouting, drill holes and bolts shall be thoroughly cleaned of all debris. Portland Cement grout shall be allowed to cure for a minimum period of 24 hours and cable bolts plated and tensioned before firing is carried out with in three cuts of the installed cable bolts.

Tensioning of cable bolts shall only take place after grout has set and shall only be carried out using suitable approved equipment.

9.5	Shotcrete/Fibrecrete

Shotcrete and fibrecrete shall consist of a suitable base course mix of approximately 15.2% (equivalent to 380kg per cubic metre) cementitious material together with 15% to 20% course aggregate (maximum <16mm) and a natural washed sand content that lies between 60% and 65% of the total aggregate weight.

The maximum slump (AS1012.3) for fibrecrete is to be between 120 and 160mm with a minimum Compressive Strength (AS1012.9) at 7 days of 30MPa and 28 Days of 40MPa. A “sleeper” load can have a maximum slump of 180mm. Any shotcrete mix will be of the same specifications as above excluding fibres.

Product data sheets and proposed addition rates for all chemical admixtures (including water reducing agents, retarders, super plasticisers, stabilisers and accelerators) that the Contractor intends to use in shotcrete or fibrecrete must conform to AS1478 and be submitted for the Company’s approval.

All chemicals must be stored in corrosion proof containers and protected from freezing.

Synthetic fibres shall be used in fibrecrete in preference to steel fibres to eliminate the effect of corrosion. Synthetic “HPP” fibres shall be 65mm in length and applied at a dosage rate of 7 to 9 kg / m3.

Steel fibres shall conform to ASTM A820 and have a minimum tensile strength of 1000 MPa and a minimum length of 30mm.

Both synthetic and steel fibres shall be stored in waterproof containers or dry storage areas. Fibres shall be free of corrosion, oil, grease or other contaminants at the time of batching.

10.	CONCRETE

Minimum Compressive Strength (AS1012.9) at 7 days of 25MPa.

11.	DIAMOND DRILL CUDDIES

Power is to be provided to an electrical distribution box at each diamond drill, cuddy with the following circuit breakers:

(a)	1 x 90kW Diamond Drill

(b)	1 x 8kW Pump
12.	MISCELLANEOUS DRILLING

If miscellaneous drilling is required then the tolerances for this drilling shall be agreed between the Company and the Contractor.

13.	REPORTING AND AUDITING

13.1	Daily Reports

The Contractor shall keep and make available daily detailed records of the work undertaken in the preceding 24 hours as required by the Company including physical performance, delays, people, and equipment together with a plan of work for the coming 24 hour period.

13.2	Monthly Reports

The Contractor shall provide monthly a full description of the executed work including mining quantities, personnel numbers, movements, equipment by classification (including hour meter readings and downtime hours) together with energy consumption on Site including fuel usage by equipment and explosives usage by application information for National Pollution Inventory reporting.

The Contractor shall provide monthly ‘Equipment Maintenance Report’ outlining details of critical components with particular reference to work completed and checks undertaken including the status of brakes, steering, audible warning systems, lights, safety equipment and any other matter required by the Company.

13.3	Quality Control

The Contractor shall maintain records as are necessary to provide objective evidence that the requirements of the Contract are being met. Those records shall be compiled in a register and made available to the Company on request any time during the performance of the Works. The

Contractor shall promptly make available copies of all inspection and test results to the Company during the course of the Works.

SCHEDULES
(FIXED & VARIABLE)

SCHEDULE – FIXED & VARIABLE CONTRACT
1.	PREAMBLE
(a)	A rate and/or amount shall be entered against each item in the Schedule of Rates whether quantities are stated or not. Items against which neither rate nor amount is entered will be considered as covered by other rates and/or amounts in the Schedule.

(b)	Where items, quantities, or sums are marked “Provisional”, work under that item shall only be carried out, in part or in full, upon the written instruction of the Superintendent.

(c)	All rates shall be given to the nearest one cent and quantities shall be rounded to the nearest unit. The amount will therefore be exact and must be given as such in the Schedule.

(d)	The following unit abbreviations have been used herein:

A m3 m2 m l hr km kw MPa	Amp Cubic Metre Square Metre Linear Metre Litre Hour Kilometre Kilowatts Mega Pascal	m mm No. ha Wks kV BCM Ml lcm	Metre Millimetre Number Hectare Weeks Kilovolt Bank Cubic Metre Megalitre Loose Cubic Metre
(e)	Any rate set against an individual item of work shall apply to that item as a whole irrespective of any requirement to carry out that item of work in stages and/or in more or less difficult locations and/or in larger and smaller quantities.
2.	BASIS OF MEASUREMENT

2.1.1.	Development

Development will be measured and paid along the design centre line for each of the development profiles.

Where one excavation branches off another the commencement point of the branch excavation will be the design boundary of the original excavation.

2.1.2.	Ground Support

Ground support will be measured and paid along the design centre line for each of the development profiles.

Additional ground support approved by the Company’s Representative will be paid for on a unit rate basis.

2.1.3.	Stripping

Stripping is included in the rates.

SCHEDULE A
FIXED RATES
Overheads

Type	Monthly Rate
Offsite Overhead
Onsite Overhead

Site Management

Position	Name	Monthly Rate
Project Manager
Project Foreman
Project Engineer
Maintenance Foreman
Shift Supervisor
Shift Supervisor
Shift Supervisor
Shift Supervisor
These rates for management are based on an oncost of
Minor Plant

Monthly
Plant	Ownership
Mobile Welder
High Pressure Water Cleaner
ANFO Kettle & Basket
Grout Pump & 150 Litre Mixer
Caplamps, Self Rescuers, etc. (12 months)

SCHEDULE B
VARIABLE RATES
Variable Development Services Rates (excluding ground support)

Description	Unit	Rate
Decline Development 5m x 5m	m
Decline Development 4.6m x 4.6m	m
Level Development 3.5m x 3.5m	m
Level Development 7.0m x 6.0m	m
Ground Support Rates

Description/Item	Unit	Rate
G Support Regime SSD02 For 5m x 5m and 4.6m x 4.6m	m
G Support Regime SSD03. For 5m x 5m and 4.6m x 4.6m	m
G Support Regime SSD04. For 3m x 3m and Larger Level Development.	m
Cablebolts: Supply and Install 6m Single Strand 15.2mm, fully grouted, tensioned.	each
Spiling Bars: 3M Split Sets Supply and Install (No Plate)	each
Spiling Bars: 4.5M Grouted R24 Rebar Supply and Install (No Plate)	each
Spiling Bars: 6M Grouted R24 Rebar Supply and Install (No Plate)	each
Split Sets: 1.8 m Supply and Install	each
Split Sets: 2.4 m Supply and Install	each
Split Sets: 3 m Supply and Install	each
Mesh 2.4m x 3.0m	each
Straps 280 x 2400 (galvanised)	each

SCHEDULE C
LIST OF PROPOSED SUB-CONTRACTORS

Function	Proposed Sub-Contractor
OEM Repairs and Support	Tamrock and Volvo
HV Electrical Support	Hahn Electrical
Fibrecrete and Concrete Supply	Eureka Concreting
Provision of Cranage	Barry James Cranes
Explosive Supply	Orica or Golden West Explosives

SCHEDULE D
ONE OFF – PLANT & EQUIPMENT PURCHASE

Description	Unit #	Rate
Mono Pump
Mono Pump
Mono Pump Starters
Flygt Pump - 5kw
7.5 KW EIM Pump
Flygt Pump - 8kw
Pump Starter
Distribution Board
Jumbo Starter Box
Jumbo Starter Box
Twin 55kw fan, silencer & starter box
11000v / 1000v 1.5 MVA Sub Station
Explosives in store as at 1st June 2005
It is agreed that the Explosives in store as at 1 June 2005 shall be paid with the July 2005 claim. The other items in the table above titled One Off – Plant & Equipment Purchase shall be paid over a three month period i.e. July, August and September 2005 invoices.

SCHEDULE E
CONTRACTOR’S MAJOR PLANT & EQUIPMENT
as at 30/6/05

Description	Unit #	Hourly Rate	Monthly Ownership
Twin Boom Jumbo (percussion hours)	UJ16
Solomatic GC Rig (percussion hours)	UJ15
Toro 501 LHD	UL12
R 1700 LHD	UL16
R1500 LHD	UL15
Toro 40D Truck	UT08
Toro 40D Truck	UT17
Volvo IT L90 plus accessories	SV10
Volvo IT L90 plus accessories	SV18
Volvo IT L50 plus accessories	SV36
Midjet Shotcrete Unit	SV33
Agitator Truck (7 cubic metre)	SV35
Takeuchi Excavator	SV14
Stores Truck/Hino Agi	HV08
Grader	SV03

Weekly Rate
Description	No of Units	(each LV)	Monthly Ownership
UG Single Shift Registered LV
UG Double Shift LV
Hourly rates are based on a fuel price         . On a monthly basis, any change in fuel price will be reflected in an adjustment to the hourly rate for mobile plant.

SCHEDULE F
CONTRACTOR’S PERSONNEL
as at 30/6/05

Position	Number	Hour Rate
Labourer
Operator
Senior Operator
Miner
Tradesman Level 1
Tradesman Level 2
Auto Electrician
Site Engineer
Site Clerk
These rates for the Contract Personnel are based on an on cost of          for all operators

SCHEDULE G
NOT USED

SCHEDULE H
OCCUPATIONAL HEALTH AND SAFETY PLAN
For the details of the OH&S Plan – please refer to the latest update of the Woolshed Gully Project Safety Management Plan, number BGFGE001SMP

SCHEDULE I
NOT USED

SCHEDULE J
SAFETY MANAGEMENT SYSTEM OVERVIEW
For details of the Safety Management System (SMS) Overview – please refer to the latest update of document number SMSOH002

SCHEDULE K
EXAMPLES OF SAFE WORKING PROCEDURES
For examples of the Safe Working Procedures – please refer to the latest update of SWPU014 – Installation of Ground Support Bolts or SWPU025 – Application of Shotcrete Manually

SCHEDULE L
EARLY TERMINATION
This schedule sets out the amount of compensation payable to the Contractor if the Company exercises its option to early termination of the Contract under Special Condition 1.1
The total amount payable to the Contractor in compensation for early termination shall be the sum of the profit or margin paid on the last         month’s invoices prior to the date of notification by the Company that it shall exercise its option of early termination.

SCHEDULE M
MONTHLY PERFORMANCE REVIEW

Item	What to check	Standard/Score
Job Safety Cards	Check 10 Safety Cards for the following
	• All sections are completed	100%=5, <100>80=3, <80=0
	• It is signed by the Supervisor	100%=5, <100>80=3, <80=0
	• Hazards are identified	>3=5, <3=0

Corrective Actions	Corrective Action register
	• Check signed off and dated	>95%=5, <95%=0
	• Check 2 incidents for follow up	100%=5, <100%=0

Training	Matrix updated fortnightly
	• Check copy on the board	100%=5, <100%=0
	• Check 2 files against matrix & check signoff employee, trainer & PM	100%=10, <100%=0
	• Hazard ID awareness (No employees)	100%=5, <100>75=3, <75=0
	• JSA-R/A training (No employees)	100%=5, <100>75=3, <75=0
	• No of formal inspections (Take 5)	>6=5, >3<6=3, <3=0

Safe Work	Matrix developed & updated fortnightly
Procedures	• Check on board	100%=5, <100%=0
	• Originals signed and approved	100%=5, <100%=0
	• Signed off by employees – pick 1 SWP & Check 5 employee files	100%=5, <100%=0
	• SWP developed, reviewed or represented	>2=5, <2=0

Consultation and	• Minutes of all toolbox meeting are displayed	100%=5, <100%=0
Communication	• Minutes of all H&S committee meetings are displayed	100%=5, <100%=0
	• Employees involvement in H&S (attendance at Toolbox meetings)	>91%=5, 76%-90%=3, 51-75%=2, 0-50%=0

Item	What to check	Standard/Score
Cost/Developed Metre	• All excavations (dollars including profit) – subject to review due to the actual mix of profile sizes

Shotcrete Cost /	• SSD02

Developed Metre	• SSD03

Vibration	• Compliance to limit	>95%=5, <95%=0

Dust	• Compliance to Australian Standards	<AS=5, >AS=0

Noise	• Compliance to limit	<2=5, >2=0

Ground Support	Pull rings compliance to standard
	• % Installed	>90%=5, <90%>70%=3, <70%=0
	• Test results – backs & walls	>90%=10, <90%=0
Shotcrete compliance to standard
	• Depth checks — documentation	>90%=5, <90%=0
	• Panel tests (zero if no test) – 7 day	>30Mpa=5, <30Mpa=0
Cablebolts compliance to a standard
	• Cablebolts installed according to plan	>97%=5, <97%=0
	• Test results (QA Specs)	>QA=5, <QA=0

Excavation Quality	• Maintaining grade	>95%=5, <95%=0
	• Maintaining alignment	>95%=5, <95%=0
	• Face Mark-up	>95%=5, <95%=0

Personnel	Compliance with manpower numbers
	• Management & Supervision Positions	>95%=15, <95%>90%=10, <90%=0
	• Critical Operational Positions i.e. Jumbo, Shotcrete, Maintenance	>95%=15, <95%>90%=10, <90%=0
	• Other Positions	>90%=10, <90%>85%=5, <85%=0

Plant	• All Mobile and Fixed Plant	100%=8, <100%=0
	• Minor Plant	100%=2, <100%=0

Item	What to check	Standard/Score
Mechanical Availability	Compliance with average mechanical availability for each category
	• Jumbos	<90%=10,<90%>80%=5, <80%=0
	• Trucks and Boggers	<90%=10, <90%>80%=5, <80%=0
	• Shotcrete and Agi Trucks	<90%=10, <90%>80%=5, <80%=0
	• Service Vehicles	<90%=5, <90%>80%=2, <80%=0

SCORING	Maximum Total = 300
An achievement of 80% of the maximum total score (i.e. a raw score of 240) will result in the Contractor being paid at the base level of profit which is 5%. The profit will decrease linearly from 5% at 80% of the maximum total score to 0% at 60% (i.e. a raw score of 180) of the maximum total score. A score of below 60% would attract 0% profit. The profit will also increase linearly from 5% at 80% of the maximum total score to 10% when a 100% of the maximum total score is achieved.
Pybar propose to measure & monitor idle time through monthly readings of the engine management system for trucks & production loaders. Idle time is a normal part of the operating cycle particularly when loading trucks and as part of the workshop maintenance process. Excessive idle time is detrimental to engine life as is frequent starting of plant. Idle time on trucks & loaders is to be less than 30% of the recorded engine hours each month and is based on the premise that these units are used in production roles, i.e. not to install services.
Definitions:
               AVAILABILITY – Total calendar hours less planned services and damage beyond Contractor’s control per month
               SHOTCRETE COSTS – Shotcrete cost/developed metre is for standard 5x5 decline profile and is for Site surface supply cost of shotcrete only.

DRAWINGS
(FIXED & VARIABLE)

Legend

Scale: 1: 2500

Revisions				
No.	Description	Check	Appr.	Date

Ballarat Goldfields
Ballarat East Project
Stage 1 Overview Plan

Drawn	J.Jardine	1-8-04
Checked	C.Finch	1-8-04
Approved	B.Fraser	2-8-04

650m
700m
1 x 55kW Fan
Fan Site
Drill Location
750m
100 Level Substation
415V, 500kVA
800m
Vent Regulator
1200m
Drill Location
850m
1400m
1450m
900m
1350m
1250m
Ventilation Shaft
150 Sump
1500m
152Stk
1300m
3 x 55kW Fans
135 Level Substation
415V, 300kVA
165
Sump
1530m
Existing Fan
Station
130 Level
75kW Borehole
Pump
North Woah
Hawp Shaft

205 Pump Station
1250m
200Stk
203 Sump
219Stk
GSR3
237Stk

Scale: 1:1000

Revisions

No.	Description	Check	Appr.	Date

Ballarat Goldfields
Ballarat East Project
Development Plan Stage 1 Sheet 3

Drawn	J.Jardine	3-9-04
Checked	C.Finch	3-9-04
Approved	B.Fraser	3-9-04

10-MCC-02
415V 750m DECLINE MCC
10-MCC-03
415V VENT SHAFT MCC

EX:- MINPROC DWG 800-10/E-213

REV.	REVISION DESCRIPTION	BY	APP'D	DATE
1	SUBMERSIBLE PUMP REMOVED & REPLACED WITH NEW SUB-BOARD	NFA	RJH	20/09/04

Ballarat Goldfields NL

ROB HILL & ASSOCIATES
Consulting Electrical Engineers

AREA: BALLARAT GOLDFIELDS NL

PORTAL AREA
DECLINE 750m/900m FACILITIES
SINGLE LINE DIAGRAM

DRAWN: NFA	DATE: 11/09/03	DWG No: BGF100	SHT No. 005
CHECKED: RJH	APPROVED:

Development Standard
5.0m x 5.0m Decline

Composite Profile

High Voltage Cable - 11kV
Catenary Cables
Leaky Feeder Arial
1220mm Ventilation Duct
1220mm Ventilation Duct
2 x 150mm Pump Line
Low Voltage Cables -1000V
110mm Compressed Air
110mm Mine Water
Grade Pinholes
Drain
300mm Roadbase

Design Profile

Ground Reinforcement

Minimum Standard Ground Support
8 x 2.4m Bolts (inclined 20° to bedding)
1.5m spacing between collars
1.5m spacing between rows
Surface Support:
GSR1 30mm Fibrecrete (or F41 Mesh)
GSR2 50mm Fibrecrete
GSR3 100mm Fibrecrete to floor
with F41 Mesh.

ballarat goldfields nl

Revisions

No.	Description	Check	Appr.	Date

Ballarat Goldfields
Ballarat East Project
5.0m x 5.0m Decline Standard

Drawn	J.Jardine MMS	24-8-04
Checked	D.Livingstone	1-9-04
Approved	B.Fraser	1-9-04

Ballarat East Gold Mine Development Standard
4.6m x 4.6m Decline

Composite Profile

High Voltage Cable - 11kV
Catenary Cables
1067mm Ventilation Duct
1067mm Ventilation Duct
2 x 150mm Pump Line
110mm Compressed Air
110mm Mine Water
300mm Roadbase

Design Profile

Ground Reinforcement

Minimum Standard Ground Support
8 x 2.4m Bolts (inclined 20° to bedding)
1.5m spacing between collars
1.5m spacing between rows
Surface Support:
GSR1 30mm Fibrecrete (or F41 Mesh)
GSR2 50mm Fibrecrete
GSR3 100mm Fibrecrete to floor
with F41 Mesh.

ballarat goldfields n.l.

Revisions				
No.	Description	Check	Appr.	Date

Ballarat Goldfields
Ballarat East Project
4.6m x 4.6m Decline Standard

Scale 1:100

Drawn	J.Jardine MMS	24-8-04
Checked	D.Livingstone	1-9-04
Approved	B.Fraser	1-9-04

Development Standard
4.5m Wide x 4.5m High Drive

Composite Profile

Leaky Feeder Arial
1067mm Ventilation Duct
63mm Compressed Air
63mm Mine Water
Grade Pinholes
Drain

Design Profile

Grade line

Ground Reinforcement

Minimum Standard Ground Support
8 x 2.4m Bolts (inclined 20° to bedding)
1.5m spacing between collars
1.5m spacing between rows
Surface Support:
GSR1 30mm Fibrecrete (or F41 Mesh)
GSR2 50mm Fibrecrete
GSR3 100mm Fibrecrete to floor
with F41 Mesh.

ballarat goldfields n.l.

Revisions

No.	Description	Check	Appr.	Date

Ballarat Goldfields
Ballarat East Project
4.5m x 4.5m Drive Standard

Scale: 1:100

Drawn	J.Jardine MMS	24-8-04
Checked	D.Livingstone	1-9-04
Approved	B.Fraser	1-9-04

Development Standard
3.2m Wide x 4.5m High Drive

Composite Profile

Leaky Feeder Arial
1067mm Ventilation Duct
63mm Compressed Air
63mm Mine Water
Grade Pinholes
Drain

Design Profile

Grade line

Ground Reinforcement

Minimum Standard Ground Support
7 x 1.8m Bolts (inclined 20° to bedding)
1.5m spacing between collars
1.5m spacing between rows
Surface Support:
GSR1 30mm Fibrecrete (or F41 Mesh)
GSR2 50mm Fibrecrete
GSR3 100mm Fibrecrete to floor
with F41 mesh.
Drain

ballarat goldfields nl

Revisions

No.	Description	Check	Appr.	Date

Ballarat Goldfields
Ballarat East Project
3.2m x 4.5m Drive Standard

Drawn	J.Jardine MMS	24-8-04
Checked	D.Livingstone	1-9-04
Approved	B.Fraser	1-9-04

Section
Fibre crete
4.6m
4.5
7.0m
2.5
35
1
4.6m
6.0m Cablebolts
Plan
4.5
6.0m
8.0m
5.0m
20.0m

Revisions				
No.	Description	Check	Appr.	Date

Ballarat Goldfields
Ballarat East Project
Stockpile/Drill Chamber Standard

Drawn	J.Jardine	18-8-04
Checked	C.Finch	2-9-04
Approved	B.Fraser	2-9-04